As filed with the Securities and Exchange Commission on March 13, 2019

Registration No. 333-229913

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RANDALL M. CHESLER

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

STEPHEN M. KLEIN BART E. BARTHOLDT Miller Nash Graham & Dunn LLP Pier 70, 2801 Alaskan Way, Suite 300 Seattle, Washington 98121-1128 Telephone: (206) 777-7506 Facsimile: (206) 340-9599	JOSHUA A. DEAN DAVID J. GERSHON Sheppard, Mullin, Richter & Hampton LLP 650 Town Center Drive, Fourth Floor Costa Mesa, California 92626 Telephone: (714) 424-8292 Facsimile: (714) 428-5991

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act.  ☐

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 13, 2019

PROXY STATEMENT	PROSPECTUS OF
OF FNB BANCORP	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear FNB Bancorp Shareholders:

As you may know, the boards of directors of FNB Bancorp (“FNB”) and Glacier Bancorp, Inc., Kalispell, Montana (“Glacier”) have each unanimously approved a merger of FNB with and into Glacier, subject to approval by FNB shareholders and appropriate bank regulators. Immediately following the merger, FNB’s subsidiary The First National Bank of Layton (the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”), subject to approval of appropriate bank regulators.

Under the terms of the Plan and Agreement of Merger, dated January 16, 2019 (the “merger agreement”), each outstanding share of FNB common stock will be exchanged for 0.6474 shares of Glacier common stock, subject to certain adjustments.

The amount of Glacier common stock exchanged for each share of FNB common stock is subject to adjustment in the event that the average closing price for Glacier common stock over a 20-day period prior to closing is more than $46.63 or less than $32.44, or less than $34.47, if such stock price has also declined by ten percentage points more than the KBW Regional Bank Index. In that event either Glacier or FNB, respectively, may provide notice to terminate the merger agreement, provided that the merger agreement will not be terminated if either FNB or Glacier, as the case may be, elects to adjust the number of shares to be issued in the merger as described in this proxy statement/prospectus. Glacier may also elect to pay additional cash consideration in lieu of increasing the number of shares to be issued in the merger.

The merger agreement establishes a minimum requirement for FNB’s capital ($39,285,000) prior to the closing of the merger. If FNB’s closing capital, after being adjusted in accordance with the terms of the merger agreement to take into account any transaction expenses in excess of amounts permitted under the merger agreement, is in excess of the minimum required, FNB may pay a special dividend to its shareholders in the amount of such excess. If FNB’s closing capital is less than the minimum required, the total Glacier stock consideration will be reduced by a number of shares equal in value to the difference between the required amount of FNB closing capital and the amount of the actual FNB closing capital, as adjusted.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $41.06, which was the closing price of Glacier common stock on March 11, 2019, as quoted on the NASDAQ Global Select Market, and that there is no reduction in the exchange ratio due to the FNB closing capital being less than the required amount, for each of your shares of FNB common stock, you will receive 0.6474 Glacier shares with an estimated current value of $26.58.

Assuming the exchange of all outstanding FNB common stock for Glacier common stock in accordance with the merger agreement, FNB shareholders will, in the aggregate, own approximately 2.36% of Glacier’s outstanding common stock following the merger.

FNB will hold a special shareholders’ meeting to vote on the merger agreement on April 18, 2019, at 10:00 a.m. Mountain Time, at the Davis Conference Center located at 1651 North 700 West, Layton, Utah 84041. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

The board of directors of FNB has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

/s/ Kevin S. Garn
Kevin S. Garn, Chairman

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or FNB and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated March 13, 2019 and is first being mailed to

FNB shareholders on or about March 15, 2019.

FNB BANCORP

12 South Main

Layton Utah 84041

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 18, 2019

TO THE SHAREHOLDERS OF FNB BANCORP:

A special meeting of shareholders of FNB Bancorp (“FNB”) will be held on April 18, 2019, at 10:00 a.m. Mountain Time, at the Davis Conference Center located at 1651 North 700 West, Layton, Utah 84041. The special meeting is for the following purposes:

1.

To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of January 16, 2019, among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, FNB and The First National Bank of Layton (the “Bank”), under the terms of which FNB will merge with and into Glacier and the Bank will merge with and into Glacier Bank, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve one or more adjournments of the FNB special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of FNB common stock at the close of business on March 6, 2019, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares of FNB’s outstanding common stock is required for approval of the merger agreement. To that end, FNB’s directors and executive officers have signed agreements to vote their shares in favor of the merger agreement. Such persons are entitled to vote 1,357,605 shares representing approximately 42.95% of all outstanding shares of FNB common stock. As of March 6, 2019, there were 3,160,969 shares of FNB common stock outstanding.

FNB shareholders have the right to dissent from the merger and obtain payment of the fair value of their shares of FNB common stock under the Utah Revised Business Corporations Act (“URBCA”), Sections 1301 through 1331. A copy of the provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under “The Merger – Dissenters’ Rights.”

Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of FNB has determined that the merger agreement is fair to, advisable, and in the best interests of FNB and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of FNB considered a number of factors, as discussed in “ Background of and Reasons for the Merger” beginning on page 18. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that FNB shareholders vote in favor of the merger agreement.

You will receive instructions on how to exchange your shares of FNB common stock for the merger consideration promptly after the closing of the merger.

By Order of the Board of Directors,

/s/ Shelly Holt
Shelly Holt, Secretary

Layton, Utah

March 13, 2019

REFERENCES TO ADDITIONAL INFORMATION

Glacier

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that Glacier has previously filed with the Securities and Exchange Commission (“SEC”) and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of Glacier documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” This information is available for you to review at the SEC’s website at http://www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Glacier, without charge, by telephone or written request directed to:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: Ron Copher, Corporate Secretary

Telephone: (406) 751-7706

Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

Glacier’s common stock is traded on the NASDAQ Global Select Market under the symbol “GBCI.”

You will not be charged for the documents that you request. If you would like to request documents, please do so by April 11, 2019 in order to receive them before the FNB special shareholders’ meeting.

FNB

FNB does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of FNB’s articles of incorporation or bylaws, or would like copies of FNB’s historical consolidated financial statements or need help voting your shares, please contact:

FNB Bancorp

12 South Main

Layton, Utah 84041

ATTN: Nic Bement

(801) 813-1600

Appendix A	—	Plan and Agreement of Merger, dated as of January 16, 2019
Appendix B	—	Utah Revised Business Corporations Act, Sections 1301 through 1331, Regarding Dissenters’ Rights
Appendix C	—	Opinion of Sandler O’Neill & Partners, L.P., Financial Advisor to FNB

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of FNB Bancorp (“FNB”) common stock with respect to its proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless FNB receives the affirmative vote of the holders of at least a majority of the outstanding shares of FNB’s common stock. FNB is holding a special meeting of shareholders to vote on proposals relating to the merger. Information about the special meeting is contained in this document. See “FNB Special Shareholders Meeting.”

This document is both a proxy statement of FNB and a prospectus of Glacier. It is a proxy statement because the officers and board of directors of FNB (the “FNB Board”) are soliciting proxies from FNB shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue shares of its common stock in exchange for shares of FNB common stock as consideration to be paid in the merger.

What will FNB shareholders receive in the merger?

Under the terms of the merger agreement, each share of FNB common stock will be exchanged for 0.6474 shares of Glacier common stock, subject to adjustment as described below.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $41.06 (which was the closing price for Glacier common stock on March 11, 2019), and that there is no reduction in the exchange ratio due to the FNB Closing Capital (discussed below) being less than the required amount, each share of FNB common stock would be exchanged for Glacier common stock with a total value equal to $26.58.

If the FNB Closing Capital (as defined in the merger agreement) exceeds $39,285,000, subject to certain adjustments, FNB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

If the FNB Closing Capital is less than $39,285,000, the total number of Glacier shares issued in the merger will be reduced by a number of shares equal in value to the differential between $39,285,000 and the actual FNB Closing Capital.

The amount of Glacier common stock exchanged for each share of FNB common stock may also be adjusted in certain circumstances if Glacier common stock is trading either higher or lower than prices specified in the merger agreement immediately prior to the closing of the merger, in order to avoid termination of the merger agreement as follows:

•

If the “average closing price” (determined over a 20 trading day period prior to the closing of the merger, calculated 10 days prior to the closing) of Glacier’s common stock exceeds $46.63, Glacier may terminate the merger agreement, unless FNB elects to accept a reduction on a per-share basis of the number of shares of Glacier common stock to be issued in the merger.

•

Conversely, if the “average closing price” is (i) less than $34.47 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10% or (ii) less than $32.44, FNB may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued in the merger, or in Glacier’s discretion, Glacier pays cash, or a combination of cash and additional Glacier shares, so that the value of the consideration equals an amount specified in the merger agreement. See “The Merger – Termination of the Merger Agreement.”

On March 11, 2019, the closing price of Glacier common stock was $41.06 per share.

By voting to approve the merger agreement, FNB shareholders will give the FNB Board the authority to elect to cause FNB to accept a reduction on a per-share basis of the number of shares of Glacier common stock to be issued in the merger if the Glacier average closing price exceeds $46.63 as described above. See “The Merger – Termination of the Merger Agreement.”

Assuming the exchange of all outstanding FNB common stock for Glacier common stock in accordance with the merger agreement, FNB shareholders will own, in the aggregate, approximately 2.36% of Glacier’s outstanding common stock following the merger.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, American Stock Transfer & Trust Company, LLC, to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

Will the shares of Glacier common stock that I receive in the merger be freely transferable?

Yes. The Glacier common stock issued in the merger will be transferable free of restrictions under federal and state securities laws.

When will the merger occur?

We presently expect to complete the merger during the second quarter of 2019. The actual timing of the transaction is subject to a number of factors (primarily regulatory approvals), many of which are beyond the control of Glacier and FNB. The merger is conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the shares of FNB common stock, after the merger has received regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarized under “The Merger” below.

If the merger does not occur by September 30, 2019, either Glacier or FNB may unilaterally terminate the merger agreement. However, if as of September 30, 2019, the condition to closing that all required governmental regulatory approvals have been obtained has not been satisfied, then the deadline for closing of the merger will be extended to on or before November 30, 2019, if Glacier notifies FNB in writing on or prior to September 30, 2019 of its election to extend such closing deadline.

When and where will the special meeting take place?

FNB will hold a special meeting of its shareholders on April 18, 2019, at 10:00 a.m. Mountain Time, at the Davis Conference Center located at 1651 North 700 West, Layton, Utah 84041.

Who may vote at the special meeting?

The FNB Board has set March 6, 2019 as the record date for the special meeting. If you were the owner of FNB common stock at the close of business on March 6, 2019, you may vote at the special meeting.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of FNB’s outstanding common stock. As described in this proxy statement, FNB’s directors and executive officers have agreed to vote the shares they are entitled to vote in favor of the merger agreement. As of the date hereof, such persons are entitled to vote 1,357,605 shares of FNB common stock, representing approximately 42.95% of all outstanding shares of FNB common stock. See “FNB Special Shareholders’ Meeting” and “The Merger – Voting Agreement.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting without further notice. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the meeting without further notice.

How do I vote?

If you were a shareholder of record on March 6, 2019, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares of FNB common stock are held in your own name, you may change your vote as follows:

•

By sending a written notice to the Secretary of FNB at 12 South Main, Layton Utah 84041, ATTN: Secretary, Shelly Holt, stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	By completing and submitting a later-dated proxy card; or

•	By attending the meeting and voting in person.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to FNB’s Secretary prior to the vote at the special meeting.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your shares of FNB common stock at the special meeting of shareholders, your shares of FNB common stock will be voted “FOR” approval of the merger agreement and “FOR” approval of one or more adjournments of the special meeting.

How does the FNB Board recommend that I vote?

The FNB Board unanimously recommends that FNB shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of approval of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares of FNB common stock can be voted at FNB’s special meeting of shareholders.

Should I send in my common stock certificates now?

No. Please do not send your FNB common stock certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your FNB common stock certificates for the merger consideration.

What risks should I consider?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the FNB Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the material United States federal income tax consequences of the merger to FNB shareholders?

Glacier and FNB expect to report the merger of FNB with and into Glacier as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). It is a condition to the closing of the merger that Miller Nash Graham & Dunn LLP, tax counsel to Glacier, deliver an opinion addressed to Glacier and FNB that the merger will qualify as a reorganization under Section 368(a).

In a tax-free reorganization, a shareholder who exchanges his, her or its shares of common stock in an acquired company for shares of common stock in an acquiring company must generally recognize gain (but not loss) on the exchange in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the fair market value of the shares of the acquiring company common stock (including any fractional shares) and any cash received pursuant to the merger (excluding any cash received in lieu of fractional shares) over the shareholder’s adjusted tax basis in his, her or its shares of acquired company common stock surrendered pursuant to the merger), or (2) the amount of any cash (excluding any cash received in lieu of fractional shares) received pursuant to the merger.

For a detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger.”

We urge you to consult your tax advisor to fully understand the tax consequences to you of the merger. Tax matters are very complicated and in many cases the tax consequences of the merger will depend upon your particular facts and circumstances.

Do I have appraisal or dissenters’ rights?

Yes. If you are an FNB shareholder and you do not agree with the merger, do not vote in favor of the merger agreement, and take certain other actions required by Utah law, you will have dissenters’ rights under the Utah Revised Business Corporations Act, Sections 1301 through 1331. Exercise of these rights will result in the purchase of your shares of FNB common stock at “fair value,” as determined in accordance with Utah law. If you elect to exercise this right, we encourage you to consult with your financial and legal advisors. Please read the section entitled “The Merger – Dissenters’ Rights” for additional information.

Who can help answer my questions?

If you have questions about the merger, the special shareholders meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

FNB Bancorp

12 South Main

Layton, Utah 84041

ATTN: Shelly Holt, Secretary

Tel. No. (801) 831-1600

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus.

Information about Glacier and FNB

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

General

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on the NASDAQ Global Select Market under the symbol “GBCI.” Glacier is a regional bank holding company providing a full range of commercial banking services from 150 branch locations in Montana, Idaho, Wyoming, Colorado, Utah, Washington and Arizona, operating through 14 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of December 31, 2018, Glacier had total assets of approximately $12.115 billion, total net loans receivable of approximately $8.156 billion, total deposits of approximately $9.494 billion and approximately $1.516 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2018. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2018 and Glacier’s proxy statement for its 2018 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Recent Acquisitions

Glacier’s strategy is to profitably grow its business through internal growth and selective acquisitions. Glacier continues to look for profitable expansion opportunities, primarily in existing and new markets in the Rocky Mountain states. The table below provides information regarding Glacier’s most recent completed acquisitions. Information with respect to acquisitions reflects fair value adjustments following completion of the acquisitions.

	Total Assets	Gross Loans	Total Deposits	Closing Date
	(Dollars in thousands)
Inter-Mountain Bancorp, Inc. and subsidiary First Security Bank	1,109,684	627,767	877,586	2/28/2018
Columbine Capital Corp. and subsidiary Collegiate Peaks Bank	551,198	354,252	437,171	1/31/2018
TFB Bancorp and subsidiary The Foothills Bank	385,839	292,529	296,760	4/30/2017

FNB Bancorp

12 South Main

Layton, Utah 84041

(801) 813-1600

FNB, headquartered in Layton, Utah, is a Utah corporation formed in 1999 for the purpose of acquiring the stock of The First National Bank of Layton (the “Bank”) and becoming the holding company for the Bank. FNB has no substantial operations separate or apart from the Bank. The Bank is a national banking association which commenced operations in 1905. The Bank’s principal office is located in Layton, Utah and the Bank maintains branch offices in Layton (two branches), Bountiful, Clearfield and Draper, all in Utah.

As of December 31, 2018, FNB had total assets of approximately $334.7 million, gross loans receivable of approximately $246.7 million, total deposits of approximately $285.8 million and approximately $40.1 million in shareholders’ equity.

For additional information, see “Information Concerning FNB” below.

The Merger

The merger agreement provides for the merger of FNB with and into Glacier, and immediately thereafter, the merger of the Bank with and into Glacier Bank. In the merger, your shares of FNB common stock, if you do not dissent, will be exchanged for the right to receive shares of Glacier common stock.

In the merger, Glacier will issue shares of its common stock in exchange for all shares of FNB common stock outstanding as of the date of the closing of the merger, except properly dissenting shares. Each outstanding share of FNB will be exchanged for 0.6474 shares of Glacier common stock, subject to adjustment as described below.

Assuming the exchange of all outstanding FNB common stock for stock in accordance with the merger agreement, FNB shareholders will own approximately 2.36% of Glacier’s outstanding common stock following the merger. After the merger, you will no longer own shares of FNB. For additional information, see the discussion under the heading “The Merger” below.

The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

If the average closing price of Glacier stock calculated in accordance with the merger agreement exceeds $46.63, Glacier may elect to terminate the merger agreement unless FNB elects to accept a decrease on a per-share basis in the number of Glacier shares to be issued in order to avoid termination of the merger agreement.

Conversely, if the average closing price of Glacier stock calculated in accordance with the merger agreement is (i) less than $34.47 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10% or (ii) less than $32.44, FNB may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued in the merger, or in Glacier’s discretion, Glacier pays cash, or a combination of cash and additional Glacier shares, so that the value of the consideration equals an amount specified in the merger agreement.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares, as described under “The Merger – Fractional Shares” below.

If the FNB Closing Capital exceeds $39,285,000, subject to certain adjustments, FNB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

If the FNB Closing Capital is less than $39,285,000, the total Glacier stock consideration will be reduced by a number of shares equal in value to the amount of the shortfall.

“FNB Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to FNB’s capital stock, surplus and retained earnings, determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported in FNB’s or the Bank’s balance sheet. FNB’s Closing Capital is subject to downward adjustment if transaction-related expenses exceed certain thresholds set forth in the merger agreement.

Recommendation of FNB Board

The FNB Board unanimously recommends that holders of FNB common stock vote “FOR” the proposal to approve the merger agreement.

For further discussion of FNB’s reasons for the merger and the recommendations of the FNB Board, see “Background of and Reasons for the Merger – Reasons for the Merger – FNB.”

Opinion of FNB’s Financial Advisor

In connection with the merger, FNB’s financial advisor, Sandler O’Neill & Partners, L.P., delivered a written opinion, dated January 15, 2019, to the FNB Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of FNB common stock of the merger consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O’Neill in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the FNB Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of FNB to engage in the merger or enter into the merger agreement or constitute a recommendation to the FNB Board in connection with the merger, and it does not constitute a recommendation to any holder of FNB common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of FNB’s Financial Advisor.”

Interests of FNB Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the FNB Board that FNB’s shareholders approve the merger agreement, you should be aware that certain members of FNB’s and/or the Bank’s management have interests in the merger that are different from, or in addition to, their interests as FNB shareholders. These interests arise out of, among other things, voting and non-competition agreements entered into by the directors and executive officers of FNB, employment agreements entered into by certain FNB and Bank executive officers, Glacier’s agreement to appoint several FNB directors to an advisory board and provisions in the merger agreement relating to indemnification of FNB directors and officers. For a description of the interests of FNB’s directors and executive officers in the merger, see “The Merger – Interests of FNB Directors and Executive Officers in the Merger.”

The FNB Board was aware of these interests and took them into account in its decision to approve the merger agreement.

FNB Shareholders Dissenters’ Rights

Under Utah law, FNB shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of FNB common stock. The procedures required under Utah law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters’ rights, see “The Merger – Dissenters’ Rights.”

Regulatory Matters

Each of Glacier and FNB has agreed to use its commercially reasonable efforts to obtain all regulatory approvals required by the merger agreement and the transactions contemplated by the merger agreement. These approvals include approval or a waiver from the Federal Reserve, the Federal Deposit Insurance Corporation, and the Commissioner of the Montana Division of Banking and Financial Institutions, Applications have been filed with these regulatory bodies seeking such approvals. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and FNB expect to complete the merger during the second quarter of 2019. As more fully described in this proxy statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor FNB can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or FNB may terminate the merger agreement either before or after the FNB special meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Break-Up Fee

The merger agreement provides that FNB must pay Glacier a break-up fee of $3,200,000 if the merger agreement is terminated (i) by Glacier if the FNB Board fails to recommend approval of the merger agreement by FNB’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the FNB Board due to its determination that an acquisition proposal received by FNB constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by FNB, or (iii) by Glacier because an “Acquisition Event” (as defined in the merger agreement) with respect to FNB has occurred. In addition, a break-up fee of $3,200,000 will be due to Glacier if the merger agreement is terminated (1) by Glacier or FNB due to a failure of FNB’s shareholders to approve the merger agreement, (2) by Glacier for FNB’s breach of certain covenants set forth in the merger agreement or (3) by Glacier because a third party has made a proposal to FNB or its shareholders to engage in, or enter into an agreement with respect to, an Acquisition Event and the merger agreement and the merger are not approved by FNB’s shareholders and within 18 months after any such termination described in clauses (1) through (3) above, FNB or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event or within 18 months after any such termination described in clauses (1) through (3) above, an Acquisition Event will have occurred.

FNB agreed to pay the break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire FNB. See “The Merger – Break-up Fee.”

FNB Shareholders’ Rights After the Merger

The rights of FNB shareholders are governed by Utah law, as well as by FNB’s amended and restated articles of incorporation (“FNB’s articles”) and amended and restated bylaws (“FNB’s bylaws”). After completion of the merger, the rights of the former FNB shareholders receiving Glacier common stock in the merger will be governed by Montana law, and will be governed by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to FNB’s articles and FNB’s bylaws, there are some substantive and procedural differences that will affect the rights of FNB shareholders. See “Comparison of Certain Rights of Holders of Glacier and FNB Common Stock.”

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares (subject to adjustment) and the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the FNB special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you will receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that FNB shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or FNB. On March 11, 2019, the closing price of Glacier common stock was $41.06. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each share of FNB common stock in the merger may be decreased or increased, as the case may be, if the average closing price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average closing price determined in accordance with the merger agreement is greater than $46.63 and Glacier elects to terminate the merger agreement, the FNB Board would determine, without resoliciting the vote of FNB shareholders, whether or not to accept a decrease on a per-share basis in the number of shares of Glacier common stock to be issued in the merger to avoid such termination. See “The Merger – Termination of the Merger Agreement.”

The merger agreement limits FNB’s ability to pursue other transactions and provides for the payment of a break-up fee if FNB does so.

While the merger agreement is in effect, subject to very narrow exceptions, FNB and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits FNB’s ability to seek offers from other potential acquirers that may be superior from a financial point of view to the proposed transaction. If FNB receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, FNB will be required to pay a $3,200,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Combining our two companies may be more challenging, costly or time-consuming than we expect.

Glacier and FNB have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed numerous mergers in the recent past, it is possible that the integration of the Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of the Bank or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of the Bank.

Unanticipated costs relating to the merger could reduce Glacier’s future earnings per share.

Glacier believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of the Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Glacier after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a dilutive effect on Glacier’s earnings per share, meaning earnings per share could be less than they would be if the merger had not been completed.

Glacier has provisions in its articles of incorporation that could impede a takeover of Glacier.

Glacier’s articles contain provisions providing for, among other things, preferred stock and super majority shareholder approval of certain business combinations. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Glacier without the approval of Glacier’s board of directors, they may have that effect. Such provisions may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and FNB Common Stock” for a description of Glacier’s potential takeover provisions.

After the merger is completed, FNB shareholders will become Glacier shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, FNB shareholders will become Glacier shareholders. Differences in FNB’s articles and FNB’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of FNB shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and FNB Common Stock.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and FNB’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in Glacier’s reports filed with the SEC relating to risks to Glacier’s business and stock price, and those identified elsewhere in this document (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•	the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all;

•

Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions and the degree of competition in the geographic and business areas in which Glacier and FNB operate;

•	FNB’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; and

•

operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with customers, employees, and counterparties may be greater than expected.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or FNB or any person acting on behalf of Glacier or FNB are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor FNB undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

The following table presents selected consolidated financial information of Glacier for the fiscal years ended December 31, 2018, 2017, 2016, 2015, and 2014. The consolidated financial data below should be read in conjunction with the consolidated financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

	At or for the Fiscal Years Ended December 31
	2018	2017	2016	2015	2014
	Dollars in thousands, except per-share data
Summary of Operations:
Interest income	$468,996	$375,022	$344,153	$319,681	$299,919
Interest expense	35,531	29,864	29,631	29,275	26,966

Net interest income	433,465	345,158	314,522	290,406	272,953
Provision for loan losses	9,953	10,824	2,333	2,284	1,912

Net interest income after provision for loan losses	423,512	334,334	312,189	288,122	271,041
Noninterest income	118,824	112,239	107,318	98,761	90,302
Noninterest expenses	320,127	265,571	258,714	236,757	212,679

Pre-tax net income	222,209	181,002	160,793	150,126	148,664
Taxes	40,331	64,625	39,662	33,999	35,909

Net income	$181,878	$116,377	$121,131	$116,127	$112,755

Basic earnings per share	$2.18	$1.50	$1.59	$1.54	$1.51
Diluted earnings per share	$2.17	$1.50	$1.59	$1.54	$1.51
Cash dividends per share	$1.31	$1.14	$1.10	$1.05	$0.98
Statement of Financial Conditions:
Total assets	$12,115,484	$9,706,349	$9,450,600	$9,089,232	$8,306,507
Net loans receivable	8,156,310	6,448,256	5,554,891	4,948,984	4,358,342
Total deposits	9,493,767	7,579,747	7,372,279	6,945,008	6,345,212
Total borrowings	985,085	850,927	855,830	949,995	827,067
Shareholder’s equity	1,515,854	1,199,057	1,116,869	1,076,650	1,028,047
Book value per share	$17.93	$15.37	$14.59	$14.15	$13.70
Key Operating Ratios:
Return on average assets	1.59%	1.20%	1.32%	1.36%	1.42%
Return on average equity	12.56%	9.80%	10.79%	10.84%	11.11%
Average equity to average assets	12.67%	12.27%	12.27%	12.52%	12.81%
Net interest margin (tax equivalent)	4.21%	4.12%	4.02%	4.00%	3.98%
Non-performing assets over subsidiary assets	0.47%	0.68%	0.76%	0.88%	1.08%
Dividend payout ratio	60.09%	76.00%	69.18%	68.18%	64.90%

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The NASDAQ Global Select Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sales prices per share for Glacier common stock as reported on The NASDAQ Global Select Market; and

•	cash dividends declared per share on Glacier common stock.

	High	Low	Cash Dividends Declared
2017
First quarter	$38.17	$31.70	$0.21
Second quarter	$37.41	$31.56	$0.21
Third quarter	$38.18	$31.38	$0.51
Fourth quarter	$41.23	$35.50	$0.21
2018
First quarter	$41.24	$36.72	$0.23
Second quarter	$41.47	$35.77	$0.26
Third quarter	$46.28	$38.37	$0.26
Fourth quarter	$47.67	$36.84	$0.56
2019
First quarter (through March 11, 2019)	$45.47	$38.86	$0.00

At March 11, 2019, the 84,579,372 outstanding shares of Glacier common stock were held by approximately 2,414 holders of record.

FNB Common Stock

FNB common stock is not listed on a stock market or quoted on any “over-the-counter” market and has been traded only very infrequently. Accordingly, there is no established trading market for FNB common stock. The trades that have occurred have been in accordance with the terms of the Amended and Restated Shareholder Agreement (as subsequently amended, the “Shareholder Agreement”). FNB shares covered by the Shareholder Agreement are generally subject to a right of first refusal of FNB and FNB shareholders other than the proposed transferee. The Shareholder Agreement also prohibits any transfer of FNB shares that would, or with the passage of time would, cause a termination of FNB’s election to be subject to subchapter S of the Internal Revenue Code. Upon consummation of the merger, the Shareholder Agreement will be terminated.

FNB has historically paid dividends on its common stock based upon the estimated tax liability of its shareholders arising from the pass through of FNB income to shareholders under state and federal income tax law. FNB has historically declared and paid dividends based upon assumed marginal state and federal income tax rates as well as payout ratios of earnings from operations. Total dividends per share were $0.72 in 2015, 0.76 in 2016 and $1.05 in 2017.

At March 6, 2019, the 3,160,969 outstanding shares of FNB common stock were held by approximately 147 holders of record.

FNB SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The FNB special meeting of shareholders will be held on April 18, 2019, at 10:00 a.m. Mountain Time, at the Davis Conference Center located at 1651 North 700 West, Layton, Utah 84041.

As described below under “Votes Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of FNB’s outstanding common stock. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present. If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting without further notice.

Purpose

At the special meeting, FNB shareholders will:

•

Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of January 16, 2019, among Glacier, Glacier Bank, FNB and the Bank, under the terms of which FNB will merge with and into Glacier and the Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The FNB Board has fixed 5:00 p.m. Mountain Time on March 6, 2019 as the record date for determining the holders of shares of FNB common stock entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately 147 holders of record and 3,160,969 shares of FNB common stock issued and outstanding. Holders of record of FNB common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights” and Appendix B.

FNB’s directors and executive officers have agreed to vote all shares of FNB common stock they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the date hereof, a total of 1,357,605 shares of FNB common stock, representing approximately 42.95% of all outstanding shares of FNB common stock, are covered by the voting agreement. See “The Merger – Interests of FNB Directors and Executive Officers in the Merger – Voting Agreement.”

Votes Required and Quorum

The affirmative vote of the holders of at least a majority of the shares of FNB’s outstanding common stock is required to approve the merger agreement. At least a majority of the total outstanding shares of FNB common stock must be present, either in person or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions are counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of the merger. As a result, abstentions with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

If less than a quorum is represented at the special meeting, a majority of the shares so represented may adjourn the special meeting without further notice. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal, assuming a quorum is present.

Voting, Solicitation, and Revocation of Proxies

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Secretary of FNB;

•	completing and submitting a later-dated proxy; or

•	attending and voting at the special meeting in person.

FNB is soliciting the proxy for the special meeting on behalf of the FNB Board. FNB will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, FNB may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. FNB does not expect to pay any compensation for the solicitation of proxies. However, FNB will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares of FNB common stock in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of FNB common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

From time to time, the FNB Board has discussed, analyzed and considered the value and significance of FNB to its shareholders, customers, and employees, as well as the vital role it has played in the local community for over 110 years. In recent years, several bank holding companies have expressed interest in pursuing a combination with FNB, including a merger of equals and an acquisition by a larger institution. As part of its responsibility to consider these expressions of interest, the FNB Board engaged Sandler O’Neill in April of 2014 to provide strategic advisory services to FNB. The FNB Board considered each of the opportunities as they arose, and each time the FNB Board ultimately determined that remaining independent was in the best interests of the shareholders they represented.

Like many other community banks, the FNB Board has strategized around a number of business issues including: increasing competition from bank and non-bank institutions, continued allowance of regulatory overreach from local credit unions, heightened compliance and regulatory risk, succession planning around an aging management team, and maintaining loan growth in the face of rising real estate lending concentrations. At an FNB Board meeting in May of 2018, President and Chief Executive Officer K. John Jones presented a shareholder value analysis. The FNB Board considered the analysis and its duty to maximize value for shareholders, as well its responsibility for maintaining the historic legacy of service to the local community, dedicated employees, and the loyal customer base. The FNB Board concluded that remaining independent was in the best interests of the shareholders but confirmed that that if FNB received a bona fide acquisition proposal that would reasonably be expected to result in a certain value for shareholders, that the FNB Board would need to seriously consider the proposal as an alternative to remaining independent, consistent with its fiduciary duty to the shareholders.

Following the FNB Board’s decision to remain independent, Mr. Jones contacted representatives of Sandler O’Neill in early July of 2018 and terminated the existing engagement letter.

Later in July of 2018 the Chief Executive Officer of a bank holding company, which we refer to as Company A, met with FNB’s Chairman, Kevin Garn, to discuss business opportunities between Company A and FNB. At the meeting, Company A’s Chief Executive Officer expressed his strong interest in acquiring FNB and expressed Company A’s willingness to pay a significant merger premium. Following the meeting, Chairman Garn and Mr. Jones discussed the meeting with representatives of Sandler O’Neill and determined it was likely that Company A would make an acquisition proposal that would meet or exceed the threshold established by the FNB Board at its May 2018 meeting. Accordingly, Chairman Garn and Mr. Jones directed representatives of Sandler O’Neill to contact Company A to try to determine the maximum value that Company A would be willing to offer FNB in an acquisition proposal. As part of this discussion, Chairman Garn, Mr. Jones and representatives of Sandler O’Neill also discussed Glacier and two other potential acquirors and the potential values that they might be willing to offer FNB in an acquisition. Following this conversation, representatives of Sandler O’Neill were instructed to contact Glacier and two other bank holding companies, which we refer to as Company B and Company C, to gauge their interest in a possible acquisition of FNB.

Throughout August, representatives of Sandler O’Neill held conversations with Glacier, Company A and Company B about the potential acquisition of FNB. Company C had previously expressed interest in acquiring FNB but had now determined that it was not interested in pursuing acquisition discussions with FNB at that time. The conversations with Glacier, Company A and Company B included the sharing of publicly available information along with some high-level guidance on acquisition assumptions. In addition to the conversations with representatives of Sandler O’Neill, each of the companies met with Chairman Garn and Mr. Jones. In these meetings, Chairman Garn and Mr. Jones emphasized that FNB intended to remain independent, but would seriously consider an acquisition proposal if it met certain criteria. Maximizing value for FNB shareholders was of primary importance, but preserving FNB’s rich legacy, minimizing employee impact, and continuing to support the local community were also important considerations of the FNB Board.

On September 7, 2018 representatives from Glacier met with Chairman Garn, Mr. Jones and other members of the FNB executive team in Layton, Utah.

On September 14, 2018, Company B submitted a non-binding letter of intent outlining the proposed terms of an acquisition of FNB for merger consideration comprised of 75% Company B common stock and 25% cash. At that time, there was no public market for Company B’s common stock, but Company B provided an estimate of the value of Company B stock. Company B further indicated that it was not prepared to proceed with a transaction immediately, but expected to be ready to commence due diligence and the negotiation of definitive merger documents during the first quarter of 2019.

On October 10, 2018, Glacier submitted a non-binding letter of intent outlining the principal terms for the proposed acquisition of FNB in exchange for Glacier common stock based on a fixed exchange ratio of 0.5770 Glacier shares in exchange for each share of FNB stock.

Also on October 10, 2018, Company A submitted a non-binding letter of intent outlining the principal terms for the proposed acquisition of FNB in exchange for Company A common stock, which was publicly traded, based on a fixed exchange ratio.

Representatives of Sandler O’Neill discussed the non-binding letters of intent with Glacier and Company A and Company B, respectively, and provided additional information as requested.

On October 23, 2018, after review of additional information presented, Glacier submitted an updated letter of intent in which it increased the exchange ratio to 0.6652 Glacier shares in exchange for each share of FNB stock.

On October 28, 2018, the FNB Board met with representatives of Sandler O’Neill and legal counsel to discuss the three non-binding letters of intent. An overall lower valuation and the lack of a public trading market for Company B’s stock made Company B’s proposal less desirable than the proposals from Company A and Glacier. Based on recent closing stock prices as of the meeting date, the value of Company A’s proposal was estimated at $27.32 per FNB share and the value of Glacier’s proposal was estimated at $26.84 per FNB share. The FNB Board considered the value of the proposals on that day and over the prior six months. The FNB Board reviewed the attributes of Glacier and Company A stock including valuation multiples, historical stock price performance, daily stock trading volume, quarterly cash dividends and institutional research analyst recommendations. The FNB Board reviewed the historical financial performance and acquisition track-record of each of Glacier and Company A, recognizing the deal values for each would fluctuate on a daily basis. The FNB Board considered the strategic implications of the Glacier proposal and the expectation that based on Glacier’s intention to create a new Utah division comprised of the operations of FNB’s and Glacier Bank’s Utah branches, it was expected that a merger with Glacier would have a limited impact on FNB’s employees. Additionally, the new division would be able to operate with a certain level of autonomy after the merger, and be better positioned to understand and serve the local community. In contrast, the FNB Board expected that Company A’s proposal would result in more employee job loss and a potential disruption to FNB’s business. The FNB Board considered the proposals against FNB’s expected performance on a stand-alone basis. After considering all three proposals and evaluating FNB’s stand-alone prospects, the FNB Board concluded that the Glacier proposal was superior to the other alternatives. Glacier’s long-term stock, dividend performance, stock trading liquidity, community banking model and proposal to continue

FNB’s operations as part of a separate division with a local advisory board would best serve its customers, employees and community, and would likely provide a higher value to shareholders over the long-term, than remaining independent. Accordingly, the FNB Board decided to move forward with the proposal from Glacier, subject to satisfactory resolution of a few terms of the letter of intent.

Between October 28 and October 30, 2018, FNB and Glacier, with assistance of their respective legal counsel and financial advisors, negotiated several aspects of Glacier’s letter of intent. After several discussions and consideration, Glacier and FNB signed a nonbinding letter of intent on October 30, 2018 which described the principal merger terms and provided that FNB would negotiate with Glacier exclusively for a period of 90 days. Accordingly, FNB’s discussions with Company A and Company B ceased.

Between October 30, 2018 and January 15, 2019, Glacier, FNB and their respective legal counsel and financial advisors conducted appropriate due diligence and drafted and negotiated the merger agreement and related ancillary agreements. FNB provided Glacier with information regarding, among other things, the financial aspects of its business, its markets and its operations. Glacier provided FNB with information regarding, among other things, its employee benefit policies, its insurance policies and its non-competition arrangements with its directors and executive officers.

On September 6 and 7, 2018, representatives from Glacier were accompanied by representatives of FNB on a due diligence trip to review the branches of FNB and its markets. Glacier representatives met with representatives from FNB to discuss the transaction and conduct due diligence interviews.

On January 4, 2019, representatives of Glacier informed representatives of FNB that Glacier’s due diligence revealed higher transaction expenses and a higher reserve for loan losses than initially anticipated. As a result, Glacier offered a reduced exchange ratio of 0.6474 Glacier shares in exchange for each FNB share.

On January 9, 2019, representatives from FNB, Sandler O’Neill and Glacier participated in a reverse due diligence conference call to provide information to FNB regarding Glacier and answer questions from FNB and Sandler O’Neill.

On January 10, 2019, the FNB Board, together with representatives of Sandler O’Neill and legal counsel, met to consider Glacier’s due diligence findings, the reduced exchange ratio and the proposed definitive merger agreement as negotiated to date. Representatives of Sandler O’Neill reviewed the financial aspects of the proposed merger. FNB’s legal counsel reviewed the specific terms of the merger agreement and the substantial process involved in negotiating its terms. The FNB Board considered all these matters and determined that the reduced offer still constituted s significant premium and unanimously confirmed its desire to proceed with the proposed merger.

On January 11, 2019, FNB management conducted onsite diligence at Glacier’s headquarters.

On January 15, 2019, the FNB Board, together with representatives of Sandler O’Neill and legal counsel, again met to consider the negotiated proposed definitive merger agreement. Representatives of Sandler O’Neill reviewed the financial aspects of the proposed merger and rendered to the FNB Board a verbal opinion, which was subsequently confirmed in writing, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill, the merger consideration in the proposed merger with Glacier was fair, from a financial point of view, to the holders of FNB common stock. Legal counsel then reviewed the terms of the proposed merger agreement and the changes to the proposed merger agreement since the FNB Board’s January 10 meeting. Among other matters considered, the FNB Board reviewed the specific terms of the merger agreement, the form and value of the consideration to be received by FNB shareholders, the price and historical performance of Glacier common stock and related dividend payouts, current market conditions including comparable bank merger and acquisition transactions, the employment of certain FNB employees following the merger, and the implications of the merger to FNB’s employees, customers, and communities. After due consideration of these and other matters, and taking into consideration the fairness opinion of Sandler O’Neill, the FNB Board unanimously approved entering into the merger agreement.

On January 15, 2019, the board of directors of Glacier, together with its legal counsel and representatives of Piper Jaffray & Co., met to consider approval of the definitive merger agreement. Piper Jaffray & Co. provided updated pro forma financial analyses and Glacier’s legal counsel presented a review of the key terms of the merger agreement and related ancillary agreements. Among other matters discussed, the board of directors and Glacier’s advisors summarized the results of due diligence reviews, the terms of the merger agreement and related ancillary agreements, key pricing metrics, the pro forma financial impact of the merger to Glacier’s shareholders, the benefits of establishing a new bank division in Utah, risks of the merger, and the timing and process for consummation of the merger. After due consideration of these and other matters, the board of directors of Glacier approved the merger agreement.

The parties entered into the merger agreement on January 16, 2019. After the close of business on January 16, 2019, the parties issued a joint press release announcing the merger.

Reasons for the Merger – FNB

At a board meeting held on January 15, 2019, the FNB Board determined that the terms of the merger agreement were in the best interests of FNB and its shareholders. In the course of reaching this determination and related decision to approve the merger agreement, the FNB Board evaluated the merger and the merger agreement in consultation with the management of FNB and FNB’s financial advisor and legal counsel. In reaching its determination, the FNB Board considered a number of factors. Such factors also constituted the reasons that the FNB Board determined to approve the merger agreement and to recommend that FNB shareholders vote in favor of the merger agreement. Such reasons included the following:

•	the terms of the merger agreement and the value and form of consideration to be received by FNB shareholders in the merger;

•	the historical trading ranges for Glacier common stock;

•	the historic and prospective business of FNB and the strategic plan of FNB;

•	the likely impact of the merger on the employees and customers of the Bank and the strategic plans, methods of operation and organizational structure of Glacier Bank;

•	the illiquidity of FNB stock, FNB and Bank capital planning and capital retention and growth prospects;

•	the geographic locations of Glacier Bank and the Bank;

•	the belief that with Glacier’s greater assets and broader market relative to FNB, Glacier common stock represents a greater diversification of risk for FNB shareholders than FNB common stock;

•	the election to be subject to Subchapter S of the Internal Revenue Code and limitations on the number and type of shareholders and the limitations on securities that FNB may issue;

•	the effects of termination of the FNB election under Subchapter S including the aggregate tax liability of FNB and its shareholders;

•	the Shareholder Agreement and the restrictions on transfer of FNB common stock;

•	information concerning Glacier’s financial condition and results of operations as well as the likelihood that Glacier would be able to obtain regulatory approval for the merger;

•

the opinion, dated January 15, 2019, of Sandler O’Neill to the FNB Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of FNB common stock of the merger consideration in the proposed merger, as more fully described below under “Opinion of FNB’s Financial Advisor”;

•

the expectation that FNB shareholders would have the opportunity to continue to participate in the growth of the combined company and would also benefit from the significantly greater liquidity of the trading market for Glacier common stock;

•	that Glacier has historically paid cash dividends on its common stock;

•	the fact that Glacier’s common stock is widely held and has an active trading market, whereas FNB’s stock is illiquid;

•	the future employment opportunities for the existing employees of the Bank;

•	the enhanced resources and the ability to meet the growing needs of the Bank’s customers;

•

the expectation that Glacier’s plans to operate the Bank’s offices and Glacier Bank’s existing offices as a distinct division of Glacier Bank and Glacier’s agreement to establish a local advisory board will allow retention of local decision making and preservation of a tradition of service to the Bank’s local community following the merger;

•

the provisions in the merger agreement that provide for the ability of the FNB Board to respond to an unsolicited acquisition proposal that the FNB Board determines in good faith is a superior proposal as defined in the merger agreement and to otherwise exercise its fiduciary and legal duties;

•

the provisions of the merger agreement that provide for the ability of the FNB Board to terminate the merger agreement, subject to certain conditions, including the payment of a break-up fee, if FNB has entered into a definitive agreement with respect to a “Superior Proposal”; and

•	the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

The FNB Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•

that the merger consideration will be paid through the issuance of a fixed number of shares of Glacier common stock, and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the merger consideration to be received by FNB shareholders at the time of completion of the merger, subject to the adjustment procedures described under “The Merger – Termination of the Merger Agreement”;

•	that FNB shareholders will not necessarily know or be able to calculate the actual value of the merger consideration which they would receive upon completion of the merger;

•

the possible disruption to FNB’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of FNB’s business; and

•

the restrictions contained in the merger agreement on the operation of FNB’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of FNB contained in the merger agreement.

The foregoing discussion of the reasons that led the FNB Board to approve the merger agreement and recommend that FNB’s shareholders vote in favor of the merger agreement is not intended to be exhaustive but is believed to include all of the material reasons for the FNB Board’s decision. In reaching its determination to approve and recommend the transaction, the FNB Board based its recommendation on the totality of the information presented to it and did not assign any relative or specific weights to the reasons considered in reaching that determination. Individual directors may have given differing weights to different reasons. After deliberating with respect to the merger with Glacier, considering, among other things, the matters discussed above, the FNB Board unanimously approved the merger agreement and the merger with Glacier as being in the best interests of FNB and its shareholders.

Opinion of FNB’s Financial Advisor

FNB retained Sandler O’Neill to act as an independent financial advisor to FNB’s board of directors in connection with FNB’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as an independent financial advisor in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 15, 2019 meeting at which FNB’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill delivered to FNB’s board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of January 15, 2019, the merger consideration provided for in the merger agreement was fair to the holders of FNB common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of FNB common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to FNB’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of FNB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of FNB common stock and does not address the underlying business decision of FNB to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for FNB or the effect of any other transaction in which FNB might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of FNB or Glacier Bancorp, Inc. (or, for the purposes of this section, “GBCI”), or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the consideration to be received by the holders of FNB common stock. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated January 14, 2019;

•	certain publicly available financial statements and other historical financial information of FNB and The First National Bank of Layton that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of GBCI and Glacier Bank that Sandler O’Neill deemed relevant;

•

internal net income projections for FNB for the years ending December 31, 2018 through December 31, 2020 with an annual net income growth rate for the years thereafter, as provided by the senior management of FNB, as well as estimated dividends per share for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of FNB;

•

publicly available consensus analyst earnings per share estimates for GBCI for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of GBCI;

•

the pro forma financial impact of the merger on GBCI based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of GBCI;

•

the publicly reported historical price and trading activity for GBCI common stock, including a comparison of certain stock market information for GBCI common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which were publicly traded;

•	a comparison of certain financial information for FNB and GBCI with similar financial institutions for which information was publicly available;

•	the financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the management of FNB and its representatives the business, financial condition, results of operations and prospects of FNB and held similar discussions with certain members of the management of GBCI and its representatives regarding the business, financial condition, results of operations and prospects of GBCI.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by FNB or GBCI or their respective representatives, or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of FNB and GBCI that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FNB or GBCI or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of FNB or GBCI. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of FNB or GBCI, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to FNB or GBCI. Sandler O’Neill assumed, with the consent of FNB, that the respective allowances for loan losses for both FNB and GBCI were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal net income projections for FNB for the years ending December 31, 2018 through December 31, 2020 with an annual net income growth rate for the years thereafter, as provided by the senior management of FNB, as well as estimated dividends per share for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of FNB. In addition, Sandler O’Neill used publicly available consensus analyst earnings per share estimates for GBCI for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2018 through December 31, 2022, as directed by the senior management of GBCI. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of GBCI. With respect to the foregoing information, the respective senior managements of FNB and GBCI confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of FNB and GBCI, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of FNB or GBCI since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that FNB and GBCI would remain as going concerns for all periods relevant to Sandler O’Neill’s analysis.

Sandler O’Neill also assumed, with FNB’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on FNB, GBCI, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with the consent of FNB, Sandler O’Neill relied upon the advice that FNB received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date thereof. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading value of GBCI common stock at any time or what the value of GBCI common stock would be once it is actually received by the holders of FNB common stock.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to FNB’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to FNB or GBCI and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of FNB, GBCI and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of FNB, GBCI and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to FNB’s board of directors at its January 15, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of FNB common stock or the prices at which FNB common stock or GBCI common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by FNB’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the exchange ratio or the decision of FNB’s board of directors or management with respect to the fairness of the merger. The type and amount of consideration payable in the merger were determined through negotiation between FNB and GBCI.

Summary of Exchange Ratio and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Subject to certain adjustments and termination provisions, as more fully described in the merger agreement, at the effective time, each share of FNB common stock issued and outstanding prior to the effective time, except for certain shares of FNB common stock as specified in the merger agreement, will be converted into the right to receive 0.6474 shares of GBCI common stock. Based on the closing price of GBCI common stock on January 14, 2019 of $41.66, Sandler O’Neill calculated an implied transaction price per share of FNB common stock of $26.97 and an aggregate implied transaction value of approximately $85.3 million in exchange for all FNB common stock issued and outstanding as of January 14, 2019. Based upon historical financial information for FNB as of or for the period ended September 30, 2018 and internal earnings per share estimates for FNB for the year ending December 31, 2019, as provided by the senior management of FNB, Sandler O’Neill calculated the following implied transaction metrics.

Transaction Price / Last Twelve Months Earnings Per Share of FNB (Taxed)[1]:	14.2	x
Transaction Price / Last Twelve Months Earnings Per Share of FNB (Core, Taxed)1 2:	18.6	x
Transaction Price / 2019 Estimated Earnings Per Share of FNB (Taxed)[2]	14.0	x
Transaction Price / Tangible Book Value Per Share of FNB	217%
Tangible Book Premium / Core Deposits[3]	17.6%
Tangible Book Premium / Core Deposits[4]	16.9%

Note:

1:	Assumes a corporate-level tax rate of 23.5%, as directed by FNB management
2:	Excludes one time gain on sale of facilities of approximately $1.9 million
3:	Core deposits defined as total deposits less time deposits greater than $100,000
4:	Core deposits defined as total deposits less time deposits greater than $250,000

FNB Comparable Company Analyses. Sandler O’Neill used publicly available information as of September 30, 2018, unless otherwise noted, and information provided by FNB management as of September 30, 2018, to compare selected financial information for FNB with a group of banks selected by Sandler O’Neill (the “FNB Peer Group”). The FNB Peer Group consisted of publicly-traded banks headquartered in the United States with total assets between $200 million and $500 million and year-to-date return on average assets greater than 1.00%, excluding announced merger targets and companies whose securities trade OTC PINK. The FNB Peer Group consisted of the following companies:

Ledyard Financial Group, Inc.	Citizens First Corporation
Wayne Savings Bancshares, Inc.	Communities First Financial Corporation
Bank of South Carolina Corporation	Commercial National Financial Corporation
Prime Meridian Holding Company	SVB&T Corporation
California First National Bancorp	Pinnacle Bank
Northeast Indiana Bancorp, Inc.	Commencement Bank
Bank of San Francisco	High Country Bancorp, Inc.
University Bancorp, Inc.	Community Bancorp of Santa Maria

The analysis compared financial information as of September 30, 2018 for FNB, as provided by FNB senior management, with the corresponding publicly available data for the FNB Peer Group as of September 30, 2018 (unless otherwise noted) with pricing data as of January 14, 2019. The table below sets forth the data for FNB and the high, low, mean and median data for the FNB Peer Group.

			FNB Peer Group
	FNB (As Reported)	FNB (Core) 1 2	High	Low	Mean	Median
Total Assets (in millions)	$326	—	$494	$241	$377	$388
Market Value (in millions)	—	—	$152	$29	$60	$53
Price/Tangible Book Value	—	—	236%	76%	135%	121%
Price/YTDA Earnings Per Share	—	—	27.5x	8.4x	13.1x	11.4x
Current Dividend Yield	—	—	4.8%	0.0%	1.8%	1.3%
One-Year Stock Price Change	—	—	9.2%	(19.3%)	(1.5%)	1.2%
YTD Efficiency Ratio	56%	—	89%	32%	64%	64%
YTD Net Interest Margin[3]	5.18%	—	5.24%	3.35%	4.07%	3.96%
YTD Return on Average Assets	2.59%	1.40%	2.53%	1.00%	1.36%	1.31%
YTD Return on Average Equity	22.7%	12.3%	16.9%	5.2%	12.0%	11.5%
Tangible Common Equity/Tangible Assets	12.0%	—	48.6%	8.7%	12.8%	10.2%
Loans/Deposits	87%	—	145%	55%	88%	86%
Non-performing Assets/Total Assets	0.69%	—	0.99%	0.00%	0.39%	0.33%

Note:

1:	Excludes one time gain on sale of facilities of approximately $1.9 million
2:	Assumes a corporate-level tax rate of 23.5%, as directed by FNB management
3:	Net Interest Margin for California First National Bancorp as of the most recent quarter

FNB Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of FNB common stock assuming FNB performed in accordance with internal net income projections for FNB for the years ending December 31, 2018 through December 31, 2020 with an annual net income growth rate for the years ending December 31 2021 through December 31, 2022, as provided by the senior management of FNB, as well as estimated dividends per share for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of FNB. To approximate the terminal value of a share of FNB common stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 10.00x to 16.67x and price to December 31, 2022 tangible book value per share multiples ranging from 110% to 185%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of FNB common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of FNB common stock of $15.68 to $30.29 when applying multiples of earnings per share and $13.33 to $25.65 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	10.00x	11.33x	12.67x	14.00x	15.33x	16.67x
9.0%	$19.20	$21.42	$23.64	$25.85	$28.07	$30.29
10.0%	$18.55	$20.68	$22.82	$24.96	$27.10	$29.24
11.0%	$17.92	$19.98	$22.04	$24.11	$26.17	$28.23
12.0%	$17.32	$19.31	$21.30	$23.29	$25.28	$27.27
13.0%	$16.75	$18.67	$20.59	$22.51	$24.43	$26.35
14.0%	$16.20	$18.05	$19.91	$21.76	$23.62	$25.47
15.0%	$15.68	$17.47	$19.26	$21.05	$22.84	$24.63

	Tangible Book Value Per Share Multiples
Discount Rate	110%	125%	140%	155%	170%	185%
9.0%	$16.29	$18.16	$20.03	$21.91	$23.78	$25.65
10.0%	$15.74	$17.55	$19.35	$21.15	$22.96	$24.76
11.0%	$15.22	$16.96	$18.70	$20.44	$22.18	$23.92
12.0%	$14.71	$16.39	$18.07	$19.75	$21.43	$23.11
13.0%	$14.23	$15.85	$17.47	$19.09	$20.71	$22.33
14.0%	$13.77	$15.33	$16.90	$18.46	$20.03	$21.59
15.0%	$13.33	$14.84	$16.35	$17.86	$19.37	$20.88

Sandler O’Neill also considered and discussed with the FNB board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to projected net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming FNB’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for FNB common stock, applying the price to 2022 earnings per share multiples range of 10.00x to 16.67x referred to above and a discount rate of 12.68%.

	Earnings Per Share Multiples
Variance to Net Income Projection	10.00x	11.33x	12.67x	14.00x	15.33x	16.67x
(15.0%)	$14.75	$16.40	$18.05	$19.70	$21.35	$23.00
(10.0%)	$15.47	$17.22	$18.97	$20.72	$22.46	$24.21
(5.0%)	$16.20	$18.05	$19.89	$21.74	$23.58	$25.43
0.0%	$16.93	$18.87	$20.81	$22.76	$24.70	$26.64
5.0%	$17.66	$19.70	$21.74	$23.78	$25.81	$27.85
10.0%	$18.39	$20.52	$22.66	$24.79	$26.93	$29.07
15.0%	$19.11	$21.35	$23.58	$25.81	$28.05	$30.28

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a group of merger and acquisition transactions involving U.S. banks (the “Nationwide Precedent Transactions”). The Nationwide Precedent Transactions group consisted of bank transactions announced between January 1, 2018 and January 14, 2019 with disclosed deal values, target assets at the time of announcement between $200 million and $500 million, and a return on average assets greater than 1.00% for the trailing twelve months prior to announcement.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
First Citizens BancShares, Inc. (NC)	First South Bancorp, Inc. (SC)
BayCom Corp (CA)	Uniti Financial Corporation (CA)
Spirit of Texas Bancshares, Inc. (TX)	First Beeville Financial Corporation (TX)
BancorpSouth Bank (MS)	Merchants Trust, Inc. (AL)
BancorpSouth Bank (MS)	Casey Bancorp, Inc. (TX)
Peoples Bancorp Inc. (OH)	First Prestonsburg Bancshares, Inc. (KY)
OceanFirst Financial Corp. (NJ)	Capital Bank of New Jersey (NJ)
Foote Financial Shares, LLC (KS)	Peoples State Bank (KS)
Farmers & Merchants Bancorp, Inc. (OH)	Limberlost Bancshares, Inc. (IN)
First Bancshares, Inc. (MS)	FMB Banking Corporation (FL)
Citizens Community Bancorp, Inc. (WI)	United Bank (WI)
CapStar Financial Holdings, Inc. (TN)	Athens Bancshares Corporation (TN)
Business First Bancshares, Inc. (LA)	Richland State Bancorp, Inc. (LA)
Farmers & Merchants Bancorp (CA)	Bank of Rio Vista (CA)
RCB Holding Company, Inc. (OK)	Central Bank and Trust Co. (KS)
Heritage Commerce Corp (CA)	United American Bank (CA)

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share and tangible book value premium to core deposits. Sandler O’Neill compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group.

			Nationwide Precedent Transactions
	FNB/GBCI (Tax-Effected)[2]	FNB/GBCI (Core, Tax- Effected)2 3	High	Low	Mean	Median
Transaction Price / LTM Earnings Per Share:	14.2x	18.6x	22.8x	7.0x	15.9x	15.3x
Transaction Price / Tangible Book Value Per Share:	217%	—	289%	135%	184%	180%
Tangible Book Value Premium to Core Deposits[1]:	17.6%	—	31.4%	6.2%	11.2%	8.8%

Note:

1:	Core deposits defined as total deposits less time deposits greater than $100,000
2:	Assumes a corporate-level tax rate of 23.5%, as directed by FNB management
3:	Excludes one time gain on sale of facilities of approximately $1.9 million

GBCI Comparable Company Analyses. Sandler O’Neill used publicly available information as of September 30, 2018, unless otherwise noted, to compare selected financial information for GBCI with a group of banks selected by Sandler O’Neill (the “GBCI Peer Group”). The GBCI Peer Group consisted of major exchange-traded banks with total assets between $10 billion and $14 billion, year-to-date return on average assets greater than 1.00%, excluding announced merger targets. The GBCI Peer Group consisted of the following companies:

First Financial Bancorp.	Berkshire Hills Bancorp, Inc. [1]
Trustmark Corporation	International Bancshares Corporation
Union Bankshares Corporation [1]	Cadence Bancorporation
First Interstate BancSystem, Inc. [1]	Pacific Premier Bancorp, Inc.
Columbia Banking System, Inc.	CVB Financial Corp.
Renasant Corporation	Ameris Bancorp [1]
WesBanco, Inc.	Heartland Financial USA, Inc.
United Community Banks, Inc.	TowneBank
CenterState Bank Corporation [1]	Community Bank System, Inc.
Great Western Bancorp, Inc.	Banner Corporation [1]

Note:

1:	Financials not adjusted to reflect pending or recently completed acquisition(s)

The analysis compared publicly available financial information for GBCI as of or for the period ended September 30, 2018 with the corresponding publicly available data for the GBCI Peer Group as of September 30, 2018, unless otherwise noted, with pricing data as of January 14, 2019. The table below sets forth the data for GBCI and the high, low, mean and median data for the GBCI Peer Group.

			GBCI Peer Group
	GBCI		High		Low		Mean		Median
Total Assets (in millions)	$11,909		$13,843		$10,514		$12,139		$12,073
Market Value (in millions)	$3,521		$3,163		$1,274		$2,108		$2,028
Price/Tangible Book Value	306%		350%		134%		196%		186%
Price/YTDA Earnings Per Share	19.7	x	18.8	x	8.3	x	13.3	x	13.3	x
Price/Estimated 2019 Earnings Per Share	17.0	x	19.0	x	8.0	x	11.5	x	10.8	x
Price/Estimated 2020 Earnings Per Share	16.4	x	18.2	x	7.2	x	10.9	x	10.3	x
Current Dividend Yield	2.5%		3.4%		0.0%		2.5%		2.7%
One-Year Stock Price Change	4.5%		11.1%		(37.6%)		(18.3%)		(17.4%)
YTD Efficiency Ratio	54%		66%		41%		55%		55%
YTD Net Interest Margin	4.17%		4.41%		3.42%		3.91%		3.87%
YTD Return on Average Assets	1.56%		1.77%		1.04%		1.31%		1.29%
YTD Return on Average Equity	12.3%		13.1%		7.4%		9.7%		9.5%
Tangible Common Equity/Tangible Assets	10.0%		13.6%		7.7%		9.2%		9.0%
Loans/Deposits	85%		104%		74%		89%		89%
Non-performing Assets/Total Assets	0.81%		1.51%		0.07%		0.53%		0.46%

GBCI Stock Trading History. Sandler O’Neill reviewed the historical stock price performance of GBCI common stock for the one-year and three-year periods ended January 14, 2019. Sandler O’Neill then compared the relationship between the stock price performance of GBCI’s common stock to movements in the GBCI Peer Group (as described above) as well as certain stock indices.

GBCI One-Year Stock Price Performance
	Beginning January 14, 2018	Ending January 14, 2019
GBCI	100.0%	104.5%
GBCI Peer Group	100.0%	82.6%
NASDAQ Bank	100.0%	82.5%
S&P 500	100.0%	92.7%

GBCI Three-Year Stock Price Performance
	Beginning January 14, 2016	Ending January 14, 2019
GBCI	100.0%	177.4%
GBCI Peer Group	100.0%	137.0%
NASDAQ Bank	100.0%	134.3%
S&P 500	100.0%	134.4%

GBCI Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of GBCI common stock assuming that GBCI performed in accordance with publicly available consensus analyst earnings per share estimates for GBCI for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of GBCI. To approximate the terminal value of a share of GBCI common stock at December 31, 2022, Sandler O’Neill applied price to 2022 earnings per share multiples ranging from 10.0x to 20.0x and price to December 31, 2022 tangible book value per share multiples ranging from 160% to 310%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 11.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of GBCI common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of GBCI common stock of $23.69 to $48.08 when applying multiples of earnings per share and $24.54 to $48.55 when applying multiples of tangible book value per share.

	Earnings Per Share Multiples
Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
8.0%	$26.24	$30.61	$34.98	$39.34	$43.71	$48.08
9.0%	$25.35	$29.56	$33.77	$37.98	$42.19	$46.40
10.0%	$24.50	$28.56	$32.62	$36.67	$40.73	$44.79
11.0%	$23.69	$27.60	$31.51	$35.43	$39.34	$43.25

	Tangible Book Value Per Share Multiples
Discount Rate	160%	185%	210%	235%	260%	285%	310%
8.0%	$27.19	$30.75	$34.31	$37.87	$41.43	$44.99	$48.55
9.0%	$26.27	$29.70	$33.13	$36.56	$39.99	$43.42	$46.85
10.0%	$25.38	$28.69	$32.00	$35.31	$38.61	$41.92	$45.23
11.0%	$24.54	$27.73	$30.92	$34.11	$37.30	$40.49	$43.68

Sandler O’Neill also considered and discussed with the FNB board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming GBCI’s net income varied from 15% above estimates to 15% below estimates. This analysis resulted in the following range of per share values for GBCI common stock, applying the price to 2022 earnings per share multiples range of 10.0x to 20.0x referred to above and a discount rate of 8.96%.

	Earnings Per Share Multiples
Variance to Net Income Estimate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(15.0%)	$22.23	$25.81	$29.40	$32.98	$36.56	$40.15
(10.0%)	$23.28	$27.08	$30.87	$34.67	$38.46	$42.25
(5.0%)	$24.34	$28.34	$32.35	$36.35	$40.36	$44.36
0.0%	$25.39	$29.61	$33.82	$38.04	$42.25	$46.47
5.0%	$26.45	$30.87	$35.30	$39.72	$44.15	$48.58
10.0%	$27.50	$32.14	$36.77	$41.41	$46.05	$50.68
15.0%	$28.55	$33.40	$38.25	$43.10	$47.94	$52.79

Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (i) the merger closes on June 30, 2019; (ii) internal net income projections for FNB for the years ending December 31, 2018 through December 31, 2020 with an annual net income growth rate for the years thereafter, as provided by the senior management of FNB, as well as estimated dividends per share for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of FNB; (iii) publicly available consensus analyst earnings per share estimates for GBCI for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of GBCI; and (iv) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of GBCI. The analysis indicated that the merger could be accretive to GBCI’s earnings per share (excluding one-time transaction costs and expenses) at closing, and accretive to GBCI’s estimated tangible book at closing.

In connection with this analysis, Sandler O’Neill considered and discussed with the FNB board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill acted as FNB’s financial advisor in connection with the transaction and will receive a fee for its services in an amount equal to 1.25% of the aggregate purchase price, which fee at the time of announcement and based on the GBCI closing stock price on January 14, 2019 was approximately $1.1 million. Sandler O’Neill also received a fee of $100,000 for rendering its opinion, which fairness opinion fee will be credited in full towards the transaction fee becoming due and payable to Sandler O’Neill on the day of closing of the merger. FNB has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of Sandler O’Neill’s engagement. In the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill did not provide any other investment banking services to FNB, nor did Sandler O’Neill provide any investment banking services to GBCI in the two years preceding the date of Sandler O’Neill’s opinion. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to FNB, GBCI and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of FNB, GBCI and their respective affiliates for Sandler O’Neill’s own account and for the accounts of Sandler O’Neill’s customers.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of FNB with and into Glacier and, immediately thereafter, the merger of the Bank with and into Glacier Bank, Glacier’s wholly-owned subsidiary. Following the merger, the former branches of the Bank will be combined with Glacier Bank’s four existing Utah branches and operated as a new division of Glacier Bank.

In the merger, FNB shareholders will receive Glacier common stock for their FNB common stock, as described below. See “– Merger Consideration.”

While Glacier and FNB believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

As of the effective date of the merger, each share of FNB common stock will be converted into the right to receive 0.6474 shares of Glacier common stock, subject to adjustment as follows:

If the average closing price of Glacier common stock calculated in accordance with the merger agreement exceeds $46.63, Glacier may elect to terminate the merger agreement, unless FNB elects to accept a decrease on a per-share basis in the number of shares of Glacier common stock to be issued in the merger. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the per-share number of shares of Glacier common stock issued in the merger.

Conversely, if the “average closing price” is (i) less than $34.47 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than 10% or (ii) less than $32.44, FNB may terminate the merger agreement, unless Glacier elects to increase on a per-share basis the number of shares of Glacier common stock to be issued in the merger, or in Glacier’s discretion, Glacier pays cash, or a combination of cash and additional Glacier shares, so that the value of the consideration received by FNB shareholders equals an amount specified in the merger agreement.

Assuming for purposes of illustration only that the average closing price of Glacier common stock is $41.06 (which was the per-share closing price of Glacier common stock on March 11, 2019), FNB shareholders would receive 0.6474 shares of Glacier common stock for each share of FNB common stock because the average closing price did not exceed $46.63 or fall below $32.44.

The actual Glacier average closing price will not be determined until 10 days prior to the closing of the merger, and it cannot be predicted whether such average closing price will be above or below the collar range of between $46.63 and $32.44.

Possible Special Dividend

If the FNB Closing Capital exceeds $39,258,000, FNB may, upon written notice to Glacier and effective immediately prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

“FNB Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing date of the merger, equal to FNB’s capital stock, surplus and retained earnings determined in accordance with generally accepted accounting principles (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which FNB’s consolidated tangible equity capital at December 31, 2017 and September 30, 2018 was calculated, after giving effect to adjustments, in accordance with GAAP, for accumulated other comprehensive income or loss as reported on FNB’s or the Bank’s balance sheet.

The FNB Closing Capital may be reduced based on the estimated final amount of transaction-related expenses to be incurred by FNB, as determined and agreed upon between FNB and Glacier in accordance with the merger agreement (the “Final Transaction-Related Expenses”). To the extent the Final Transaction-Related Expenses exceed $6,000,000, the amount of such excess, on an after-tax basis, will be reflected as a pro-forma adjustment to the FNB Closing Capital, reducing the amount of the FNB Closing Capital.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of FNB common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act and the Utah Revised Business Corporations Act. Subject to the foregoing and the possible adjustment of the closing date as discussed under “—Closing Date” below, it is currently anticipated that the merger will be consummated during the second quarter of 2019.

Letter of Transmittal

Promptly following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of FNB common stock. This mailing will contain instructions on how to surrender FNB common stock certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each FNB stock certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the merger consideration payable with respect to such certificate. FNB shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their shares of FNB common stock for (i) evidence of issuance in book entry form, or upon the request of the holder, stock certificates, representing Glacier common stock, (ii) a check in the event that Glacier elects to pay cash consideration under the circumstances described under “– Termination of the Merger Agreement” below, and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for FNB common stock has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration, if the holder provides Glacier with (i) satisfactory evidence that the holder owns the FNB common stock and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require, which may include indemnification of Glacier if the lost, stolen or destroyed certificates are subsequently presented.

Voting Agreement

FNB’s directors and executive officers have entered into a voting agreement, dated as of January 16, 2019. In the voting agreement, each person agrees, among other things, to vote the shares of FNB common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger agreement. As of the date hereof, the persons who have entered into the voting agreement are entitled to vote a total of 1,357,605 shares of FNB common stock, representing approximately 42.95% of all outstanding shares of FNB common stock.

Dissenters’ Rights

Under Utah law, FNB shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of FNB common stock.

FNB shareholders electing to exercise dissenters’ rights must comply with the provisions of the URBCA in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that an FNB shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the URBCA, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to assert dissenters’ rights must:

•	before FNB shareholders vote on the merger agreement, deliver to FNB written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote any of such shareholder’s shares in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand-deliver or mail the notice to the following address:

FNB Bancorp

12 S. Main

Layton, Utah 84041

ATTN: Shelly Holt, Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying FNB in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to FNB the record shareholder’s written consent to the dissent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder.

A shareholder who does not, prior to the FNB shareholder vote on the merger agreement, deliver to FNB a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all FNB shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state an address at which Glacier will receive payment demands and an address at which certificates shall be deposited;

•	supply a form for demanding payment;

•

set a date by which Glacier must receive the payment demand and by which certificates must be deposited at the address indicated in the dissenters’ notice, which dates will be between 30 and 70 days after the notice is delivered;

•	provide a copy of the dissenters’ rights provisions of the URBCA, Title 16, Part 13, Sections 1301 through 1331.

A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that shareholder to lose his or her dissenters’ rights.

A shareholder who has complied with the requirements summarized in the previous paragraph may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Glacier by the date set forth in the written notice provided by Glacier following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Glacier consents to such withdrawal in writing.

Upon completion of the merger or receipt of the payment demand, whichever is later, Glacier will pay each dissenter with properly perfected dissenters’ rights Glacier’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. The payment will be accompanied by specified financial information as required by the URBCA and a statement as to Glacier’s estimate of the fair value of the shares and the interest payable with respect to the shares.

With respect to a dissenter who did not beneficially own shares of FNB prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands.

“Fair value” is defined in the URBCA as the value of the FNB shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. The “fair value” may be less than, equal to or greater than the value of the consideration that an FNB shareholder would be entitled to receive under the merger agreement. The rate of interest will be the rate of interest provided under applicable law.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value of the shares may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.

In view of the complexity of the Utah statutes governing dissenters’ rights, FNB shareholders who wish to dissent from the merger and pursue dissenters’ rights should consult their legal advisors.

The failure of an FNB shareholder to comply strictly with the Utah statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Conditions to the Merger

Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and FNB, are as follows:

•	the accuracy of the other party’s representations and warranties in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	material compliance by the other party of all terms, covenants, and conditions of the merger agreement;

•

that there shall have been no material damage, destruction, or loss, or other event, individually or in the aggregate, constituting a Material Adverse Effect (as defined in the merger agreement) with respect to the other party or the commencement of any proceeding against the other party that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to such party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	the parties shall have agreed on the amount of the FNB Closing Capital and Final Transaction Related Expenses, each as defined in the merger agreement; and

•

the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of FNB, has become effective, and no stop-order suspending such effectiveness has been issued or remains in effect and no proceedings for that purpose have been initiated or threatened by the SEC.

In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that:

•

Glacier shall have obtained from legal counsel, and delivered to FNB, an opinion addressed to FNB and Glacier (subject to reasonable limitations, conditions and assumptions) to the effect that each of the merger of FNB with and into Glacier and the merger of the Bank with and into Glacier Bank will be a reorganization within the meaning of Internal Revenue Code Section 368(a); and

•	Proposed dissenting shares to the merger must not represent more than 10% of FNB’s outstanding common stock.

Additionally, either Glacier or FNB may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or FNB may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and FNB shareholder approval). Either Glacier or FNB may also grant extended time to the other party to complete an obligation or condition.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of FNB. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of FNB shareholders. However, after FNB shareholder approval, any amendment that would change the form or reduce the amount of consideration that FNB shareholders will receive in the merger would require further approval from FNB shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or FNB to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before September 30, 2019, then at any time after that date, either Glacier or FNB may terminate the merger agreement and the merger if (i) the terminating party’s board of directors decides to terminate by a majority vote of all of its members, and (ii) the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination. However, if as of September 30, 2019, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before November 30, 2019, if Glacier notifies FNB in writing on or prior to September 30, 2019 of its election to extend such date.

Glacier Average Closing Price Greater than $46.63. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $46.63.

If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $46.63, FNB may elect, within three business days of its receipt of such notice, to accept a decrease in the total number of Glacier shares that will be issued in the merger. In such event, the total number of Glacier shares issued in the merger will be equal to the quotient obtained by dividing (a) the product of (i) the value of “Total Pre-Collar-Adjusted GBCI Shares” multiplied by (ii) $46.63 by (b) the Glacier average closing price rounded up to the nearest whole share.

“Total Pre-Collar-Adjusted GBCI Shares” is defined in the merger agreement as 2,046,411 Glacier shares, minus any adjustment in the number of shares to be issued by Glacier resulting from the FNB Closing Capital being less than the amount required under the merger agreement ($39,285,000).

If FNB makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except that the total number of Glacier shares to be issued in the merger would decrease. As a result, the amount of Glacier common stock exchanged for each share of FNB common stock would decrease. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the number of Glacier shares issued in the merger.

Glacier Average Closing Price Less than $34.47. FNB may provide written notice to Glacier of its intent to terminate the merger agreement because the Glacier average closing price is (a)(i) less than $34.47 and (ii) the price of Glacier common stock, during a period defined in the merger agreement, underperformed the KBW Regional Banking Index by more than ten percentage points, or (b) less than $32.44.

If FNB has provided notice of its intent to terminate the merger agreement because the Glacier average closing price is below $34.47 and the price of Glacier common stock has underperformed the KBW Regional Banking Index by more than ten percentage points, Glacier may elect, within three business of its receipt of such notice, to increase the number of Glacier shares to be issued in the merger, or in Glacier’s sole discretion, pay cash consideration, or a combination of additional Glacier shares and cash, such that the total value of the Glacier shares to be issued (based on the Glacier average closing price rounded up to the nearest whole share) plus any cash consideration is equal to the product of (i) the value of the Total Pre-Collar-Adjusted GBCI Shares multiplied by (ii) $34.47.

If FNB has provided notice of its intent to terminate the merger agreement because the Glacier average closing price is below $32.44, then Glacier may elect, within three business days of its receipt of such notice, to increase the number of Glacier shares to be issued in the merger, or in Glacier’s sole discretion, pay cash consideration, or a combination of additional Glacier shares and cash, such that the total value of the Glacier shares to be issued (based on the Glacier average closing price rounded up to the nearest whole share) plus any cash consideration is equal to the product of (i) the value of the Total Pre-Collar-Adjusted GBCI Shares multiplied by (ii) $32.44.

If Glacier elects to increase the total number of shares issuable in the merger or pay cash consideration (or a combination of additional shares and cash, as described above), no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by FNB shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the FNB Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the FNB Board recommends approval of the merger to its shareholders, Glacier or FNB may terminate the merger agreement if FNB shareholders elect not to approve the merger.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding FNB shares have properly given notice of their intent to assert dissenters’ rights under Utah law.

Superior Proposal – Termination by FNB. FNB may terminate the merger agreement if its board of directors determines in good faith that FNB has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that FNB may terminate the merger agreement only if FNB (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to FNB shareholders; (ii) immediately following the delivery of such notice of termination to Glacier, FNB enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) FNB has provided Glacier with at least five days’ prior written notice that the FNB Board is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable the FNB Board to proceed with the merger and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if an “Acquisition Event” (as defined in the merger agreement) has occurred.

Break-Up Fee

If the merger agreement is terminated because (i) the FNB Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) FNB terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the FNB Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then FNB will immediately pay Glacier a break-up fee of $3,200,000.

In addition, if the merger agreement is terminated (i) by Glacier for FNB’s breach of certain covenants set forth in the merger agreement or (ii) by either Glacier or FNB due to the merger agreement not being approved by the FNB shareholders, and within 18 months after any such termination, FNB or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event, or an Acquisition Event occurs, then FNB will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $3,200,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a break-up fee) Glacier and FNB will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, FNB will conduct its business only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, and except as required by applicable regulatory authorities, FNB and the Bank will refrain from engaging in the following activities:

•

issuing, selling or otherwise permitting to become outstanding, or disposing of, encumbering or pledging, or authorizing or proposing the creation of, any additional shares of FNB securities or Bank securities;

•	with specified exceptions, adjusting, splitting, combining, redeeming, reclassifying, purchasing, or otherwise acquiring any shares of FNB stock or Bank stock;

•	other than as permitted by the merger agreement or as otherwise consistent with past practices, declaring or paying any dividends, or making any other distribution with respect to shares of FNB;

•

acquiring, selling, transferring, assigning, encumbering or otherwise disposing of any material assets having a value greater than $100,000, or making any material commitment other than in the ordinary and usual course of business;

•

soliciting or accepting deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or, other than as permitted by the merger agreement, incurring or increasing any indebtedness for borrowed money;

•

offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by the Bank, or offering or making a new loan or extension of credit (other than with respect to commitments existing as of the date of execution of the merger agreement) in an amount greater than $500,000 without prior consultation with Glacier;

•	making any negative provisions to the Bank’s ALLL or failing to maintain an adequate reserve for loan and lease losses;

•

other than as permitted by the merger agreement, acquiring an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $400,000) or leasehold interest in any real property and in the case of any acquisition of an ownership interest, acquiring such ownership interest without conducting an appropriate environmental evaluation and providing such evaluation to Glacier at least 30 days in advance of such acquisition;

•	other than as permitted by the merger agreement, entering into, amending, renewing, or terminating any contracts calling for a payment of more than $50,000;

•

selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain or loss realized from all sales after the date of execution of the merger agreement would exceed $75,000, or transferring any investment securities between portfolios available for sale and portfolios of securities to be held to maturity;

•	amending its articles of incorporation, bylaws, or other formation agreements, or converting its charter or form of entity;

•	other than as permitted by the merger agreement, implementing or adopting any material changes in its operations, policies or procedures;

•	other than as permitted by the merger agreement, implementing or adopting any change in its accounting principles, practices, or methods;

•

other than in accordance with binding commitments existing on the date of execution of the merger agreement, making any capital expenditures in excess of $50,000 per project or series of related projects or $100,000 in the aggregate;

•

entering into any other material transaction or making any material expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to the completion of the merger; and

•

taking any action which would materially and adversely affect or delay the ability of either party to obtain any necessary approvals, consents or waivers of any governmental authority required for the merger or for either party to perform in all material respects their respective covenants and agreements under the merger agreement.

Bank Management and Operations After the Merger

Immediately following the merger of the Bank with and into Glacier, the Bank will be merged with and into Glacier Bank. It is anticipated that the former branches of the Bank will be combined with Glacier Bank’s existing four Utah branches and will operate as a new division of Glacier Bank (the “Division”).

As described below under “Interests of FNB Directors and Executive Officers in the Merger,” certain executive officers of the Bank have entered into employment agreements with Glacier and Glacier Bank, effective upon closing of the merger, pursuant to which they will serve as executive officers the Division.

Employee Benefit Plans

The merger agreement confirms Glacier’s intent that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of the Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier and/or Glacier Bank. Current employees’ prior service with FNB and/or the Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting under benefit plans of Glacier and Glacier Bank.

Interests of FNB Directors and Executive Officers in the Merger

Certain members of the FNB and/or Bank Board and executive management may be deemed to have interests in the merger, in addition to their interests as shareholders of FNB generally. The FNB Board was aware of these factors and considered them, among other things, in approving the merger agreement.

Employment Agreements with Glacier Bank

K. John Jones

Glacier Bank has entered into an employment agreement with K. John Jones, currently President and Chief Executive Officer of the Bank, governing employment by Glacier Bank following the merger. Mr. Jones will serve as President and Chief Executive Officer of the Division. The employment agreement is effective on (and conditioned upon) the closing of the merger and continues until December 31, 2020. The employment agreement provides for an annualized base salary of $272,000, subject to increase in the discretion of Glacier Bank’s or Glacier’s board of directors based on performance and additional duties and responsibilities, if any. Mr. Jones will be eligible to participate in Glacier’s profit sharing plan and Glacier’s Long-Term Incentive Plan. Additionally, Mr. Jones will be entitled to participate in any group life insurance, disability, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees. Mr. Jones will be entitled to the use of an automobile currently used by him in the course and scope of his employment, and at the end of the term of the agreement or upon any termination of employment except by Glacier Bank for Cause or by Mr. Jones without Good Reason (as such terms are defined in the agreement) title of the automobile will transfer to Mr. Jones.

If Mr. Jones’ employment is terminated for Cause or he terminates his employment without Good Reason, Glacier Bank will pay him the annualized base salary earned and expenses reimbursable incurred through the date of termination.

If Mr. Jones’ employment is terminated without Cause or he terminates his employment for Good Reason, contingent upon his execution of a release of claims, Glacier Bank will pay Mr. Jones a lump sum severance payment in an amount equal to the amount of annualized base salary remaining to be paid during the term of the agreement.

The employment agreement provides that during Mr. Jones’ employment and for a period of one year after termination of employment, Mr. Jones will not provide the same or similar services as he performed on behalf of Glacier Bank at any time during the last 12 months of his employment with Glacier Bank to any person or entity engaged in any competing business within specified counties in Utah.

The employment agreement provides that during his employment and for a period of two years following any termination of employment, Mr. Jones will not solicit, recruit persuade or entice, or attempt to solicit, recruit entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank. Additionally, during his employment and for a period of two years following termination of employment, Mr. Jones will not solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier and to whom Mr. Jones, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 12 months prior to the termination of Mr. Jones’ employment.

Shelly Holt, Nicolas Bement and Jason Robinson

Glacier Bank has also entered into employment agreements with Shelly Holt, Executive Vice President and Chief Operations Officer of the Bank; Nicolas Bement, Executive Vice President and Chief Financial Officer of the Bank; and Jason Robinson, Senior Vice President of the Bank (the “Executives”). Except as described below, the terms of the employment agreements with the Executives are substantially identical to each other and are substantially identical to the employment agreement of Mr. Jones as described above.

Ms. Holt will serve as Executive Vice President and Chief Operations Officer of the Division; Mr. Bement will serve as Executive Vice President and Chief Financial Officer of the Division; and Mr. Robinson will serve as Executive Vice President and Chief Lending Officer of the Division. The terms of the agreements are for two years from the effective date of the merger.

The employment agreements provide for an annualized base salary of $177,000 for Ms. Holt, $177,000 for Mr. Bement, and $165,000 for Mr. Robinson. The Executives will be eligible to participate in Glacier’s profit sharing plan, the Division annual cash bonus program, and Glacier’s Long-Term Incentive Plan.

The employment agreements with the Executives contain the same restrictions on solicitation of employee and customers described above with respect to Mr. Jones’ employment agreement, but do not contain provisions regarding non-competition with the business of Glacier Bank.

Change-in-Control Agreements

FNB has previously entered into Change in Control Compensation Agreements (“CIC Agreements”), each dated May 31, 2018, with Mr. Jones, Mr. Bement and Ms. Holt. In order to satisfy payment obligations to each executive under the CIC Agreements in the event of a Change in Control of FNB (as defined in the CIC Agreement), Glacier Bank has agreed to pay, and each executive has respectively agreed to accept, a payment in the amount of $724,161 to Mr. Jones, $529,122 to Mr. Bement, and $523,009 to Ms. Holt. Each payment will be made in a lump sum on the first regular payroll period following the 55th day after the effective date of the merger.

Stock Ownership

As of the record date of the special meeting, FNB directors, executive officers and their spouses beneficially own 1,357,605 shares of FNB common stock. The directors and executive officers of FNB will receive the same consideration in the merger for their shares as will other shareholders of FNB.

Division Advisory Board

The merger agreement provides that promptly after the closing of the merger, Glacier Bank will establish an advisory board for the Division, to be comprised initially of three or more persons who had served on the board of directors of the Bank as of the closing of the merger. The advisory board will operate in manner consistent with boards of Glacier Bank’s other divisions, and will advise and support Glacier Bank regarding the Division and its market area, deposit retention, lending activities and customer relationships.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of FNB and the Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the fullest extent that such persons would have been entitled to indemnification under applicable law, FNB’s articles or the Bank’s articles or FNB’s bylaws or the Bank’s bylaws, as applicable.

The merger agreement also provides that Glacier will use commercially reasonable efforts to cause to be maintained in effect for a period of six years following the effective date of the merger, director and officer liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger. Prior to the effective date of the merger and in lieu of the foregoing, Glacier agrees to use commercially reasonable efforts to purchase, with FNB’s cooperation, a policy providing substantially such coverage and fully pay for such policy prior to the effective date of the merger.

Additional Agreements

Voting Agreement

As described above under “—Voting Agreement,” the directors and executive officers of FNB and have entered into a voting agreement, dated as of January 16, 2019. Pursuant to the voting agreements, each signing person agrees to vote the shares of FNB common stock that he or she is entitled to vote and that he or she owns or controls in favor of the merger.

FNB Director Non-Competition Agreement

Each member of the FNB Board has entered into a non-competition agreement with Glacier, Glacier Bank, FNB and the Bank. Except under certain limited circumstances, the non-competition agreement generally prohibits such directors from becoming involved in any substantial way in a business that competes with Glacier or any of Glacier’s subsidiaries, divisions or affiliates within specified counties in Utah. The agreement also prohibits the solicitation of Glacier’s employees or customers. The term of the non-competition agreement commences upon the effective date of the merger and continues until two years following the later of (i) effective date of the merger, or (ii) if applicable, one year after the termination of the director’s service on the advisory board of directors of the Division.

Regulatory Requirements

Closing of the merger is subject to approval or waiver by the appropriate banking regulatory authorities, including the Federal Reserve, the Federal Deposit Insurance Corporation, and the Commissioner of the Montana Division of Banking and Financial Institutions.

Material U.S. Federal Income Tax Consequences of the Merger

This section generally describes the anticipated material U.S. federal income tax consequences of the merger of FNB with and into Glacier, to U.S. holders (as defined below) of FNB common stock who exchange shares of FNB common stock for shares of Glacier common stock pursuant to the merger. The summary is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. The summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of FNB common stock who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds FNB common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding FNB common stock, you should consult your tax advisor about the consequences of the merger to you.

This discussion addresses only those FNB shareholders that hold their FNB common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular FNB shareholders in light of their individual circumstances or to FNB shareholders that are subject to special rules, including, without limitation:

•	banks and other financial institutions;

•	pass-through entities or investors in pass-through entities;

•	persons who are subject to alternative minimum tax;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in securities, commodities, or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold FNB common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the United States dollar;

•	retirement plans, individual retirement accounts, or other tax deferred accounts;

•	mutual funds;

•	regulated investment companies;

•	real estate investment trusts;

•	foreign persons; and

•	shareholders who acquired their shares of FNB common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the merger.

It is a condition to the respective obligations of Glacier and FNB to complete the merger that Glacier will have obtained from Miller Nash Graham & Dunn LLP, tax counsel to Glacier, an opinion addressed to Glacier and FNB, to the effect that the merger will for U.S. federal income tax purposes qualify as a “reorganization” within the meaning of Internal Revenue Code Section 368(a). The opinion will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinion will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. The opinion will be based on facts and representations contained in representation letters provided by Glacier and FNB to be delivered at the time of closing and based on customary factual assumptions. If any such assumption is or becomes inaccurate, the U.S. federal income tax consequences of the merger could be adversely affected. The opinion will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any if which may be changed at any time with retroactive effect. An opinion of counsel represent such counsel’s best legal judgement, but the opinion is not binding on the Internal Revenue Service or the courts. Neither Glacier nor FNB has requested and neither intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below or any of the tax consequences described in the opinion. Accordingly, each FNB shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally to Holders of FNB Common Stock. If the merger of FNB with and into Glacier is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences of the merger to U.S. holders of FNB common stock are as follows (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”):

•	If an FNB shareholder exchanges all of his, her or its FNB common stock for Glacier common stock in the merger, such shareholder will recognize no gain (or loss) on the exchange;

•

If an FNB shareholder receives a combination of Glacier common stock and cash, such shareholder will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Glacier common stock and cash received by the holder of FNB common stock exceeds such holder’s cost basis in its FNB common stock, and (2) the amount of cash received by such holder of FNB common stock in exchange for such holder’s FNB common stock;

•

An FNB shareholder’s aggregate tax basis in the Glacier common stock received in the merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s FNB common stock surrendered, decreased by the amount of any cash received (if any) and increased by the amount of any gain recognized (if any); and

•	The holding period of Glacier common stock received in an exchange for shares of FNB common stock will include the holding period of the FNB common stock for which it is exchanged.

If a U.S. holder of FNB common stock acquired different blocks of FNB common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of FNB common stock and such holder’s basis and holding period in his, her or its shares of Glacier common stock may be determined with reference to each block of FNB common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Glacier common stock received in the exchange should be allocated among different blocks of FNB common stock and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that a U.S. holder of FNB common stock recognizes in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such holder has held (or is treated as having held) his, her or its FNB common stock for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of FNB common stock is generally taxed at preferential rates. In addition, such gain recognized by individuals, trusts and estates may also be subject to the 3.8% Unearned Income Medicare Contribution Tax on net investment income. Holders of FNB common stock that are individuals, estates, or trusts should consult their tax advisors regarding the applicability of the 3.8% Unearned Income Medicare Contribution Tax to the disposition of their shares pursuant to the merger. In some cases, if a holder actually or constructively owns Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Internal Revenue Code Section 302, in which case such gain would be treated as dividend income. A dividend from Glacier would generally be treated as a “qualified dividend” and, as such, taxed at the same rates applicable to long-term capital gains so long as the requisite holding period is met. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of the constructive ownership rules, holders of FNB common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of FNB common stock who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. The deemed redemption will generally be treated as a sale or exchange and, as a result, a holder of FNB common stock will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Dividend. If FNB’s capital prior to closing of the merger is in excess of a specified minimum amount, FNB may in its discretion declare and pay a special distribution to holders of its common stock in the amount of such excess. FNB intends to treat that special distribution as a distribution in respect of FNB common stock. The Internal Revenue Service may take a contrary position, and to the extent the Internal Revenue Service were to prevail, the amount paid as the special cash dividend would be treated as additional cash received in connection with the merger, and not as a distribution as described in the succeeding sentence. If the distribution is treated as a distribution with respect to FNB common stock, it will be taxable to the extent it exceeds such holder’s basis in his, her or its shares of FNB common stock. Any amount that exceeds such holder’s basis in his, her or its FNB common stock will be treated as gain from the sale or exchange of property (which will generally be capital gain, and will be long-term capital gain if, as of the date of the distribution, the holding period for the shares is greater than one year) and will reduce the holder’s basis in his, her or its FNB common stock.

Backup Withholding and Information Reporting. Payments of cash made to a holder of FNB common stock may, under certain circumstances, be subject to information reporting and backup withholding at a current rate of 24%, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from cash payments made to a holder of FNB common stock under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger to U.S, holders of FNB common stock. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of FNB will be accounted for using the acquisition method of accounting by Glacier under accounting principles generally accepted in the United States of America. Accordingly, using the acquisition method of accounting, the assets and liabilities of FNB will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of FNB will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger.

INFORMATION CONCERNING FNB BANCORP

General

FNB is a Utah corporation formed in 1999 for the purpose of acquiring the stock of the Bank and becoming the holding company for the Bank. FNB has no substantial operations separate or apart from the Bank.

The principal offices of FNB are located at 12 South Main, Layton, Utah 84041.

The Bank is a national banking association, organized under the law of the United States of America, which commenced operations in 1904. The Bank operates through its principal office in Layton, Utah, and branches located in Layton (two branches), Bountiful, Clearfield, and Draper, Utah.

As of December 31, 2018, FNB had total assets of approximately $334.7 million, total gross loans of approximately $246.7 million, total deposits of approximately $285.8 million and approximately $40.1 million of shareholders’ equity.

Market Area

FNB’s principal market area consists of Layton, Utah and surrounding counties in Utah.

Lending Activities

The Bank’s principal business is to accept deposits from the public and to make loans and other investments. To develop business, the Bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the Bank. The Bank offers a variety of traditional loan products to its customers, primarily individual consumers and small to medium-sized businesses. For businesses, the Bank provides term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers, and commercial real estate loans. The Bank also offers home equity loans, automobile loans and various other consumer installment loans.

At December 31, 2018, the Bank’s total gross loan portfolio was approximately $264.7 million, representing approximately 74% of its total assets. As of such date, the Bank’s loan portfolio consisted of 20% 1-4 family real estate secured loans, 52% commercial real estate secured loans (excluding construction and land development loans), 6% real estate construction and land development loans, 17% commercial loans, 1% agricultural loans secured by farmland, and 4% loans to municipalities and other.

Deposit and Banking Services

Customers of the Bank are provided with a full complement of traditional banking and deposit products. The Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Utah, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

The Bank does a substantial amount of business with individuals, as well as with customers in small to medium-sized businesses. The primary sources of core deposits are residents of the Bank’s primary market area and businesses and their employees located in that area. The Bank also obtains deposits through personal solicitation by the Bank’s officers and directors and through local advertising. For the convenience of its customers, the Bank offers drive-through banking facilities, internet and telephone banking, check/ATM cards, direct deposit, night depositories, personalized checks, and merchant bank card processing. The Bank’s services also include cashier’s checks, travelers’ checks, domestic wire transfers, account research, stop payments, and telephone and internet based transfers between accounts.

FNB Summary Financial Information

The following selected financial information for the fiscal years ended December 31, 2018, 2017 and 2016 (audited) is derived from financial statements of FNB:

FNB

Balance Sheet

$000’s

	Year Ended December 31,
	2018	2017	2016
Cash and Due from Banks	24,147	12,376	11,615
Federal Funds Sold	191	68	13
Investment Securities (1)	51,457	45,576	68,329
Gross Loans	246,724	248,486	220,328
Allowance for Loan Loss	(3,874)	(3,886)	(3,986)
Net Loans	242,850	244,600	216,342
Premises & Fixed Assets	4,516	6,252	6,562
Other Assets	11,548	11,539	11,570
Total Assets	334,709	320,411	314,431
Deposits	285,752	274,047	270,216
Fed Funds & Repos	1,528	2,538	2,007
Trust Preferred Securities	6,000	6,000	7,000
Other Liabilities	1,367	1,809	1,470
Total Liabilities	294,647	284,394	280,693
Equity	40,062	36,017	33,738
Total Liabilities and Shareholder Equity	334,709	320,411	314,431

(1)	Includes investments in restricted stock.

FNB

Income Statement

$000’s

	Year Ended December 31,
	2018	2017	2016
Interest Income	17,227	15,629	13,459
Interest Expense	933	789	706
Net Interest Income	16,294	14,840	12,753
Loan Loss Provision	45	(100)	270
Non-interest Income	3,822	1,885	2,543
Non-interest Expense	11,556	11,252	10,608
Pre-Tax Income	8,515	5,573	4,418
Taxes	0	0	0
Net Income	8,515	5,573	4,418

Competition

FNB experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies and certain other non-financial institutions, including retail stores, which may offer more favorable financing alternatives than FNB.

FNB also competes with companies located outside of its primary market that provide financial services to persons within its primary market. Some of FNB’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than FNB and some of them are not subject to the same degree of regulation as FNB.

Employees

As of December 31, 2018, FNB had 65 full-time and 22 part-time employees. FNB believes that it has a good relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

FNB’s principal office is located in Layton, Utah. In addition to its principal office, FNB operates, through the Bank, branch offices in Layton (two branches), Bountiful, Clearfield and Draper, Utah. All properties and buildings are owned, except the land that is leased for the Draper, Utah branch and the portion of the land that is leased for the Bountiful, Utah branch.

Legal Proceedings

From time to time, litigation arises in the normal conduct of FNB’s business. FNB, however, is not currently involved in any litigation that management of FNB believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of FNB

The following table shows, as of February 1, 2019, the beneficial ownership of FNB common stock by (i) each person known by FNB to be the beneficial owner of more than 5% of FNB’s outstanding common stock, (ii) each of FNB’s directors and executive officers; and (iii) all of FNB’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned(1)	Percentage of Class
Directors and Executive Officers
Kevin S. Garn (1)	526,603	16.66%
Catherine W. Smith (2)	386,021	12.21%
Michael N. Schultz (3)	124,818	3.95%
Sharman R. Stevenson (4)	85,000	2.69%

Name	Shares Beneficially Owned(1)	Percentage of Class
Peter K. Ellison	65,000	2.06%
Ralph W. Firth (5)	44,907	1.42%
David E. Simmons	34,351	1.09%
Noall J. Bennett (6)	33,245	1.05%
Gregory N. Vidrine	30,500	*
K. John Jones (7)	16,630	*
Nicolas H. Bement	6,750	*
Shelly Holt (8)	2,000	*
Bradley R. Wilson	1,780	*
All Directors and Officers as a group	1,359,105	42.95%

*	Represents beneficial ownership of less than 1% of the outstanding stock.
(1)	Includes 193,000 shares pledged as collateral for a personal loan.
(2)

Includes 176,806 shares held in a trust for which Ms. Smith serves as trustee, and 113,538 shares held in a charitable foundation for which Ms. Smith serves as a trustee (with shared investment and voting power) and in which Ms. Smith has no pecuniary interest.

(3)	Includes 124,818 shares held in a trust for which Mr. Schultz serves as trustee.
(4)	Includes 85,000 shares held in a trust for which Mr. Stevenson serves as trustee.
(5)	Includes 23,524 shares held in a trust for which Mr. Firth serves as trustee, and 21,383 shares held in a trust for which his spouse, Mrs. Kathryn E. Firth, serves as trustee.
(6)	Includes 520 shares held by spouse, Jolene H. Bennett.
(7)	Includes 16,630 shares held in a trust for which Mr. Jones serves as co-trustee (with shared investment and voting power).
(8)	Includes 2,000 shares held in a trust for which Ms. Holt serves as trustee.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The NASDAQ Global Select Market under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and FNB Common Stock” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF GLACIER AND FNB COMMON STOCK

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of FNB’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of FNB’s shareholders are currently governed by Utah law, FNB’s articles and FNB’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and FNB shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Utah. See also “Where You Can Find More Information.”

General

Under Glacier’s articles, Glacier’s authorized capital stock consists of 117,187,500 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

Under FNB’s articles, FNB’s authorized capital stock consists of 4,000,000 shares of common stock.

The following is a more detailed description of Glacier’s and FNB’s capital stock.

Common Stock

As of December 31, 2018, there were 84,521,692 shares of Glacier common stock issued and outstanding, in addition to 181,983 shares of unvested restricted stock awards and 26,167 outstanding stock options under Glacier’s employee and director equity compensation plans.

As of December 31, 2018, there were 3,160,969 shares of FNB common stock issued and outstanding.

Preferred Stock

As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

FNB’s articles of incorporation do not provide for the authorization and issuance of preferred stock.

Dividend Rights

Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends.

The ability of Glacier to pay dividends depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

Dividends may be paid on FNB common stock as and when declared by the FNB Board out of funds legally available for the payment of dividends. FNB has historically declared and paid dividends based upon assumed marginal state and federal income tax rates on FNB income pass through to its shareholders as well as payout ratios of earnings from operations. The ability of FNB to pay dividends to its shareholders, and the ability of the Bank to pay dividends to FNB, is limited under state and federal laws applicable to banks and bank holding companies.

Voting Rights

All voting rights are currently vested in the holders of Glacier common stock and FNB common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock pursuant to its equity compensation plans, which do not have voting rights prior to vesting.

Glacier’s articles provide that shareholders do not have cumulative voting rights in the election of directors.

FNB’s articles provide that each share entitled to vote is entitled to one vote upon matters submitted to a vote at a meeting of shareholders other than the election of director. With respect to the election of directors, FNB shareholders are entitled to cumulative voting, meaning that a shareholder is entitled to as many votes as equals the number of his or her shares, multiplied by the number of directors to be elected in each class.

Preemptive Rights

Neither Glacier’s nor FNB’s shareholders have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

If FNB is liquidated, the holders of FNB common stock are entitled to share, on a pro rata basis, FNB’s remaining assets after provision for liabilities.

Assessments

All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable. All outstanding shares of FNB common stock are fully paid and nonassessable.

Amendment of Articles and Bylaws

The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

The FNB Board may, subject to specified limitations, amend, repeal or adopt FNB’s bylaws. FNB’s articles also provide that FNB’s shareholders may alter or amend the bylaws.

Board of Directors – Number of Directors

Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, all of whom serve annual terms.

FNB’s bylaws provide that the number of directors may not be fewer than 5 nor more than 15. The FNB Board currently consists of 10 members. Nine of the directors (Classes A, B and C) serve three-year terms. One of the directors (Class D) serves a one-year term.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action.

Glacier’s articles provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the MBCA.

FNB’s articles provide that to the fullest extent permitted by the URBCA, a director shall have no personal liability to FNB or its shareholders for monetary damages for any action taken or any failure to take any action as a director. FNB’s articles also provide that to the fullest extent permitted by the URBCA, FNB shall indemnify directors from any obligation arising out of the directors’ positions as such.

Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

FNB’s articles provide for the division of the board of directors into four classes, three of which classes (Classes A, B and C) serve a three-year term and one of which (Class D) serves a one-year term. Under this structure, referred to as a “staggered” board, only one-third of the board of directors, plus any director serving as a Class D director, are elected in any particular year. A staggered board arrangement may deter a proxy contest or other effort to obtain control of FNB.

CERTAIN LEGAL MATTERS

The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018 have been incorporated by reference herein and in the registration statement in reliance upon the reports of BKD, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Glacier

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2018;

•	Proxy Statement for Glacier’s 2019 Annual Meeting of Shareholders;

•	Current Report on Form 8-K filed January 17, 2019 (other than the portion of the document not deemed to be filed); and

•

The description of Glacier’s common stock contained in the Current Report on Form 8-K filed with the SEC on October 31, 2012, and any amendments or reports filed for the purpose of updating such description.

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of FNB, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “References to Additional Information” in the forepart of this document.

FNB

FNB does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of FNB’s articles of incorporation or bylaws, or would like copies of FNB’s historical consolidated financial statements or need help voting your shares, please contact:

FNB Bancorp

12 South Main

Layton, Utah 84041

ATTN: Nic Bement

(801) 813-1600

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated March 13, 2019. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to FNB shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

Appendix A

PROJECT BICYCLE

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.,

GLACIER BANK,

FNB BANCORP AND

THE FIRST NATIONAL BANK OF LAYTON

DATED AS OF JANUARY 16, 2019

A-i

(continued)

A-ii

List of Schedules and Exhibits

Schedule 3.1.3	Capital Stock of FNB/the Bank; Subsidiaries

Schedule 3.1.4(e)	Investments

Schedule 3.1.5	Reports

Schedule 3.1.6(a)	Properties - Owned Real Estate

Schedule 3.1.6(b)	Properties - Leases

Schedule 3.1.7	Environmental Matters

Schedule 3.1.8(a)	S-Corporation Matters

Schedule 3.1.8(f)	Tax Returns

Schedule 3.1.8(h)	Tax Rulings

Schedule 3.1.9	Regulatory Matters

Schedule 3.1.10(a)	Material Contracts

Schedule 3.1.10(b)	Third Party Consent or Notice Requirements

Schedule 3.1.12	Litigation

Schedule 3.1.15	Asset Classification

Schedule 3.1.16	Insurance

Schedule 3.1.17	Labor Matters

Schedule 3.1.18	Employee Benefit Plans

Schedule 4.1.2(c)	Ordinary and Usual Course

Schedule 5.2.3(b)	Officers to Enter into Employment Agreements

EXHIBITS:

Exhibit A	Form of Transaction-Related Expenses Calculation

A-iii

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

FNB BANCORP AND THE FIRST NATIONAL BANK OF LAYTON

This Plan and Agreement of Merger, dated as of January 16, 2019 (this “Agreement”), is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK (“Glacier Bank”), FNB BANCORP (“FNB”) and THE FIRST NATIONAL BANK OF LAYTON (the “Bank”).

PREAMBLE

The boards of directors of GBCI and FNB believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A.    The Parties.

(1)    GBCI is a corporation duly organized and validly existing under the laws of the State of Montana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2)    Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana and operates 14 separately branded banking divisions.

(3)    FNB is a corporation duly organized and validly existing under the laws of the State of Utah and is a registered bank holding company under the BHC Act. FNB’s principal office is located in Layton, Utah.

(4)    The Bank is a national banking association, duly organized and validly existing under the laws of the United States of America and a wholly owned subsidiary of FNB. The Bank’s principal office is located in Layton, Utah. In addition to its principal office, the Bank maintains six branch offices in Utah, three of which are located in the city of Layton and the remaining three are located in the cities of Bountiful, Clearfield, and Draper.

B.    The Transactions. On the Effective Date, (1) FNB will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”) and (2) immediately thereafter, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, the former branches of the Bank will be combined with Glacier Bank’s existing four Utah branches operating in the state and the operating division will do business under a name to be reasonably determined jointly by GBCI and FNB reflecting status as a division of Glacier Bank.

C.    Board Approvals. The respective boards of directors of GBCI, Glacier Bank, FNB, and the Bank have approved and adopted this Agreement and authorized its execution and delivery, and the board of directors of FNB has directed that it be submitted to FNB shareholders for approval and unanimously approved and recommended that FNB shareholders vote in favor of approval of this Agreement and the Merger.

D.    Other Conditions. The Merger is subject to: (1) Satisfaction of the conditions described in this Agreement; (2) Approval of this Agreement and/or the Merger by FNB’s shareholders holding a majority of the FNB Stock; and (3) Approval of or acquiescence in, as appropriate, the Transactions by the FDIC, the Federal Reserve, the OCC, the Commissioner of the Montana Division of Banking and Financial Institutions, and any other agencies having jurisdiction over the Transactions.

E.    Director and Voting Agreements. In connection with the parties’ execution of this Agreement, the directors and executive officers of FNB have entered into agreements pursuant to which, among other things, (1) such persons agreed to vote all FNB Stock beneficially owned by such persons in favor of approving this Agreement and the actions contemplated by this Agreement, and (2) the directors of FNB agreed, following the Closing of the Merger, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreement.

F.    Employment Agreements. In connection with the parties’ execution of this Agreement, the persons listed on Schedule 5.2.3(b) shall have entered into employment agreements with Glacier Bank with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date.

G.    Intention of the Parties—Tax Treatment. The parties intend that the Merger shall qualify, for U.S. federal income tax purposes, as a reorganization under IRC Section 368(a), and that this Agreement shall constitute a “plan of reorganization” for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, FNB and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving FNB, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of FNB or any FNB

Subsidiaries representing 25 percent or more of the consolidated assets of FNB and its Subsidiaries, or 25 percent or more of any class of equity or voting securities of FNB or any FNB Subsidiaries whose assets constitute 25 percent or more of the consolidated assets of FNB and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of FNB or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.10.

“Advisory Board” has the meaning assigned to such term in Section 4.19.

“Agreement” means this Plan and Agreement of Merger.

“ALLL” means allowance for possible loan and lease losses.

“Anticipated Closing Date” has the meaning assigned to such term in Section 4.13.

“Appraisal Laws” means Section 1301 through Section 1331 of the UBCA, as such sections may be applicable to a merger in which the corporation to be merged out of existence is organized under the laws of the State of Utah.

“Asset Classification” has the meaning assigned to such term in Section 3.1.15(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented in the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited balance sheets as of December 31, 2015, 2016, and 2017, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended; and (b) unaudited balance sheet as of September 30, 2018, and the related unaudited statement of income, for the period then ended, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the merger agreement to be entered into contemporaneously with this Agreement pursuant to which the Bank Merger will be effected.

“Base GBCI Stock Price” means $40.55, the price of GBCI Common Stock on October 23, 2018.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.5.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana are required by law to remain closed.

“Cash Consideration” has the meaning assigned to such term in Section 7.3.2(c).

“Certificate” has the meaning assigned to such term in Section 1.5.1.

“Claim” has the meaning set forth in in Section 8.5.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means the positive or negative differential between the FNB Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $39,285,000.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.18(b).

“Daily Closing Price” means for any Trading Day the daily closing price per share of GBCI Common Stock on the NASDAQ Global Select Market, as reported on the website www.nasdaq.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Dissenting Shares” means the shares of FNB Stock held by those shareholders who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Division” has the meaning assigned to such term in Recital D.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and the UBCA.

“Employees” has the meaning assigned to such term in Section 3.1.18(b).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.7(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001 of ERISA or IRC Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means American Stock Transfer & Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.4.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank, Randall M. Chesler, Ronald J. Copher, and Donald J. Chery, and (b) with respect to FNB and/or the Bank, K. John Jones, Nicolas H. Bement, Shelly Holt, and Gregory N. Vidine.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.20.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.14.

“FNB” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“FNB 401(k) Plan” means the First National Bank of Layton 401(k) Retirement Savings Plan, as amended.

“FNB Capital” means FNB’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which FNB’s consolidated tangible equity capital at December 31, 2017, and September 30, 2018, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on FNB’s or the Bank’s balance sheet. In calculating FNB Capital for purposes of determining FNB Closing Capital, employee severance payments and retention bonuses payable by GBCI after the Closing, purchase accounting adjustments, any expenses incurred by FNB or the Bank pursuant to Section 4.1.11, and Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 25.35 percent to the extent a particular item is deductible under applicable Tax laws), will be treated as a reduction of FNB Capital for purposes of determining FNB Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP).

“FNB Closing Capital” has the meaning assigned to such term in Section 4.13.

“FNB Financial Statements” means FNB’s (a) audited consolidated balance sheets as of December 31, 2015, 2016, and 2017, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended; and (b) unaudited consolidated balance sheet as of September 30, 2018, and the related unaudited statements of income, cash flows, and changes in shareholders’ equity for the period then ended, together with the Subsequent FNB Financial Statements.

“FNB Meeting” has the meaning assigned in Section 4.2.2.

“FNB Reports” has the meaning assigned to such term in Section 3.1.5(c).

“FNB Securities” has the meaning assigned in Section 3.1.3(d).

“FNB Shareholders’ Agreement” means the Amended and Restated Shareholders’ Agreement, dated as of July 31, 2014, by and among FNB and each of its shareholders made a party thereto, as amended by the First Amendment to Amended and Restated Shareholders’ Agreement, dated as of December 13, 2018.

“FNB Stock” means the shares of FNB common stock, no par value per share, issued and outstanding from time to time.

“FNB Subsidiaries” has the meaning assigned in Section 3.1.3(c).

“FNB Subsidiary Securities” has the meaning assigned in Section 3.1.3(d).

“FNB Trust Preferred Securities” means FNB’s (a) Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due June 26, 2033, and (b) Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due December 15, 2036, as issued pursuant to the applicable Indentures.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI 401(k) Plan” means the Glacier Bancorp, Inc., Profit Sharing and 401(k) Plan, as amended.

“GBCI Average Closing Price” means the average Daily Closing Price for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2.

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2015, 2016, and 2017, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended; and (b) unaudited consolidated balance sheet as of September 30, 2018, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of FNB Stock as the Total Stock Consideration.

“Glacier Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(2).

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(a)(iii).

“Independent Accountants” has the meaning assigned to such term in Section 4.13.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) FNB will be deemed to have “Knowledge” of a particular fact or matter if any of the Executive Officers of FNB or the Bank has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of FNB’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any of the Executive Officers of GBCI has actual knowledge of such fact or matter or if any such Person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s business that are under such individual’s general area of responsibility.

“Laws” has the meaning assigned to such term in Section 3.1.2.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which FNB or any FNB Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of FNB or any FNB Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by FNB or any FNB Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.5.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; or (b) significantly and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any (i) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities or other changes affecting depository institutions generally that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies, including changes in general economic conditions and changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (ii) acts of terrorism or war; (iii) any modifications or changes to valuation policies and practices in connection with the Transactions or restructuring charges taken in connection with the Transactions, in each case in accordance with GAAP; (iv) any modifications or changes made by FNB to its or the Bank’s general business practices or policies at the request of GBCI so as to be consistent with the practices or policies of GBCI; (v) the public announcement or consummation of the Transactions, including the impact of the Transactions on relationships with customers and employees; or (vi) actions or omissions of a party taken with the prior consent of the other, in contemplation of the Transactions as required or permitted hereunder, as required under any regulatory approval received in connection with the Transactions or which have been waived in writing by the other party.

“Material Contract” has the meaning assigned to such term in Section 3.1.10(a).

“Maximum Transaction Expense Amount” means $6,000,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“Merger Consideration” means the aggregate consideration payable hereunder as contemplated by Section 1.2.2.

“OCC” means the Office of the Comptroller of the Currency.

“Objection Notice” has the meaning assigned to such term in Section 4.1.11.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by FNB or any FNB Subsidiary other than “other real estate owned” (as defined by the FDIC).

“Pension Plan” has the meaning assigned to such term in Section 3.1.18(c).

“Per Share Cash Consideration” means an amount in cash determined by dividing (a) the total amount of any cash consideration added pursuant to Section 7.3.2, by (b) the number of shares of FNB Stock outstanding on the Effective Date (rounded to the nearest thousandth).

“Per Share Stock Consideration” means a number of shares of GBCI Common Stock determined by dividing (a) the Total Stock Consideration by (b) the number of shares of FNB Stock outstanding on the Effective Date (rounded to the nearest thousandth). As of the Execution Date, the Per Share Stock Consideration is 0.6474 shares of GBCI Common Stock for each share of FNB Stock (subject to adjustment in accordance with the terms of this Agreement).

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.11.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Plan” or “Plans” has the meanings assigned to such terms in Section 3.1.18(a).

“Post-Signing Return” has the meaning assigned to such term in Section 4.12.3.

“Properties” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible, and including, with respect to FNB and the Bank, Real Property.

“Proposed Dissenting Shares” means those shares of FNB Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to Appraisal Laws.

“Prospectus/Proxy Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.6(c).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.11.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” has the meaning assigned to such term in Section 3.1.5(b).

“Stock Consideration Adjustment Amount” means a number of shares determined by dividing an amount equal to any negative balance in the Closing Capital Differential by the Base GBCI Stock Price; provided that if the Closing Capital Differential is a positive number, the Stock Consideration Adjustment Amount will be zero.

“Subject Property” has the meaning assigned to such term in Section 3.1.7(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited balance sheets and related unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsequent FNB Financial Statements” means FNB’s (a) unaudited consolidated and parent-only balance sheets and related consolidated unaudited statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, and (b) audited consolidated balance sheets and related statements of income, cash flows, and changes in shareholders’ equity for the fiscal year ended December 31, 2018, each prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party directly or indirectly (i) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (ii) has the power to appoint a general partner, manager or managing member or others performing similar functions

“Superior Proposal” means, with respect to FNB and/or the Bank, any Acquisition Proposal that the Board of Directors of FNB in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to FNB shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.19(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service,

service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Third Party Consents” has the meaning assigned to such term in Section 3.1.10(b).

“Third Party Notices” has the meaning assigned to such term in Section 3.1.10(b).

“Title Companies” has the meaning assigned to such term in Section 4.1.11.

“Total Pre-Collar-Adjusted GBCI Shares” has the meaning assigned to such term in Section 7.3.2(c).

“Total Stock Consideration” means 2,046,411 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2, and pursuant to Section 4.15 in the event the Closing Capital Differential is a negative number. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Execution Date and the Effective Date, the Total Stock Consideration will be adjusted accordingly.

“Trading Day” means a day on which GBCI Common Stock is traded on the NASDAQ Global Select Market.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of FNB or the Bank related to the Transactions, including without limitation as more fully described on Exhibit A hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC, as amended.

“UBCA” means the Utah Revised Business Corporations Act, as amended.

“Utah Division of Corporations” means the Utah Department of Commerce, Division of Corporations and Commercial Code.

ARTICLE 1

TERMS OF TRANSACTION

1.1    Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the MBCA and the UBCA, FNB will merge with and into GBCI with GBCI as the surviving corporation under the MBCA, and in connection therewith, all shares of FNB Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of any holder of shares of FNB Stock, be (a) with respect to shares of FNB Stock not constituting Proposed Dissenting Shares, converted into the right to receive the Merger Consideration less that portion of the Merger Consideration that is attributable to any Proposed Dissenting Shares, and (b) with respect to any Proposed Dissenting Shares, entitled to the rights provided by the UBCA. Immediately following the Merger, pursuant to the Bank Merger Agreement, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the resulting bank.

1.2    Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3, as of the Effective Time:

1.2.1    Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2    Outstanding FNB Stock. Each share of FNB Stock issued and outstanding as of the Effective Time, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI the Per Share Stock Consideration, plus the additional Per Share Cash Consideration provided by GBCI pursuant to Section 7.3.2, if any, plus cash in lieu of fractional shares pursuant to Section 1.3, if any.

1.3    No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of FNB Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4    Deposit of Cash and Shares. On or before the Effective Date, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of FNB Stock, for exchange in accordance with this Section 1.4 and Section 1.5, (a) evidence of shares in book entry form, representing the GBCI Shares for payment of the Total Stock Consideration in full; (b) any Cash Consideration added pursuant to Section 7.3.2, and (c) the cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.5    Certificates.

1.5.1    Letter of Transmittal. GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of FNB Stock (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon surrender of the Certificates in accordance with Section 1.5.2) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or other evidence of ownership in exchange for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.5.2    Surrender of Certificates. Subject to Appraisal Laws, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the portion of the Merger Consideration owing in respect of the number of shares of FNB Stock represented thereby. Following the Effective Date, holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates for: (a) evidence of issuance in book entry form, or upon written request of such holder and appropriate payment therefor, certificates representing the appropriate number of shares of GBCI Common Stock issuable in the Merger; (b) a check representing his, her, or its Per Share Cash Consideration (if added pursuant to Section 7.3.2) and cash in lieu of fractional shares, if any, to which such holder is entitled. Until the Certificate of a holder and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.5.4 is complied with), the holder will not be entitled to receive his, her or its portion of the Merger Consideration.

1.5.3    Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other Taxes or establish to GBCI’s satisfaction that all applicable Taxes have been paid or are not required.

1.5.4    Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s portion of the Merger Consideration in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence that the holder owns FNB Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.5.5    Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.5.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of FNB Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s FNB Stock was converted at the Effective Time.

1.5.6    Checks in Other Names. Any Person requesting that a check for any cash to be received in the Merger or cash in lieu of fractional shares be paid in a name other than the name in which the Certificate surrendered in exchange for the cash is registered must establish to GBCI’s satisfaction the right to receive this cash.

1.5.7    Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of FNB on a date that is six months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of FNB Stock who have not, prior to such time, complied with the provisions of this Section 1.5 will, from such time forward, look only to GBCI for payment of the Merger Consideration to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of FNB Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor FNB will be liable to any holder of FNB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. In the event of a dispute with respect to ownership of FNB Stock, GBCI and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party with instructions to release the Merger Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

ARTICLE 2

CLOSING OF TRANSACTION

2.1    Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Utah Division of Corporations of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and the UBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. The Effective Date will be the date specified in Articles of Merger filed with the Montana Secretary of State and the Utah Division of Corporations, unless no date is specified in the Articles of Merger in which case it shall be the date of filing.

2.2    Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed, the Merger shall be effective on or after April 30, 2019, and as of the first month-end occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5, or such other date as may be agreed upon by the parties; provided that any closing as of a quarter-end will occur and be effective on the first day of the new quarter. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Effective Time, then the Merger will not occur unless the adversely affected party waives the default. At the Closing, the parties shall cause the Articles of Merger to be filed with the Montana Secretary of State and the Utah Division of Corporations in accordance with the relevant provisions of the MBCA and the UBCA.

2.3    Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the Parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of FNB and the Bank. Each of FNB and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a disclosure schedule delivered to GBCI on or prior to the Execution Date (which disclosure schedule sets forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1) (the “Disclosure Schedule”):

3.1.1    Organization and Good Standing; Authority; Subsidiaries.

(a)    FNB is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. FNB is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on FNB. True and complete copies of the Articles of Incorporation and Bylaws of FNB, as in effect as of the date of this Agreement, have previously been made available to GBCI. FNB is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(b)    The Bank is duly organized, validly existing, and in good standing as a national banking association under the laws of the United States of America and has all requisite power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit

Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on FNB. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the Articles of Incorporation and Bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(c)    Each FNB Subsidiary (other than the Bank) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and in which the failure to be so licensed or qualified or in good standing would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on FNB and (iii) has all requisite power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any such other FNB Subsidiary to pay dividends or distributions, except in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. No such Subsidiary is in violation of any of the provisions of the articles or certificate of incorporation or bylaws, certificate of formation or organization, operating or partnership agreement, or comparable organizational documents of such Subsidiary.

3.1.2    No Breach or Violation. Assuming the approvals described in Section 5.3.8 are obtained and all Requisite Regulatory Approvals, all Third Party Consents, and all Third Party Notices are duly given, made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (a) a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of FNB or the Bank; (b) a material violation of any law, rule, ordinance or regulation or judgment, decree, or order of any Governmental Authority (collectively, “Laws”), or any governmental or non-governmental permit or license to which either FNB or any FNB Subsidiary, or any of their respective Properties or assets is subject; (c) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any contract, whether written or oral, other than any breach, violation, default, acceleration, or creation of a Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on FNB; or (d) any material change in the rights or obligations of any party to a Material Contract.

3.1.3    Capital Stock.

(a)    The authorized capital stock of FNB consists of 4,000,000 shares of FNB Stock. A total of 3,160,969 shares of FNB Stock are issued and outstanding as of the Execution Date, all of which shares were validly issued and are fully paid and nonassessable, and were not issued in violation of any preemptive rights.

(b)    The authorized capital stock of the Bank consists of 100,000 shares of common stock, $5.00 par value per share. Except as disclosed on Schedule 3.1.3, all shares of Bank common stock issued and outstanding as of the Execution Date are owned by FNB free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law), are validly issued, fully paid, and nonassessable, and were not issued in violation of any preemptive rights.

(c)    Schedule 3.1.3 sets forth a true and complete list of all Subsidiaries of FNB (including the Bank), which for the avoidance of doubt includes any Subsidiaries of a Subsidiary, as well as a description of the ownership interest in each Subsidiary (all such Subsidiaries of FNB, collectively, the “FNB Subsidiaries”). FNB owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the FNB Subsidiaries (other than the Bank, which is covered by subsection (b) above), free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized, validly issued, fully paid, and nonassessable, and were not issued in violation of any preemptive rights. Except for its interests in the FNB Subsidiaries, FNB does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, or any interest in any special purpose entities, limited purpose entities, or qualified special purpose entities.

(d)    Except as disclosed in Schedule 3.1.3, (i) there are no shares of FNB Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for FNB Stock or ownership interests in any FNB Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or FNB’s obligation to issue, redeem, repurchase or register, FNB Stock (or securities or rights convertible into or exchangeable or exercisable for FNB Stock), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which FNB, or, to the Knowledge of FNB, a director of FNB, is a party with respect to the voting or transfer of any of the shares of FNB Stock (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any FNB Subsidiary’s obligation to issue, redeem, repurchase or register, shares of capital stock or other voting or equity securities of or ownership interests in any FNB Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock or other voting or equity securities of or ownership interest in any FNB Subsidiary). The FNB Stock, together with the securities described in clauses (ii) and (iii) of this Section 3.1.3(d), are referred to as the “FNB Securities.” The shares of capital stock or other voting or equity securities or ownership interests in any FNB Subsidiary, together with the securities described in clause (v) of this Section 3.1.3(d), are referred to as the “FNB Subsidiary Securities.”

(e)    All outstanding shares of FNB Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any FNB Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with all applicable Securities Laws.

3.1.4    Financial Statements and Reporting; Investments.

(a)    Each of FNB’s and the Bank’s balance sheets included in the FNB Financial Statements and the Bank Financial Statements, respectively, fairly presents the financial position of FNB and the Bank as of the date of such balance sheet. Each of the statements of income, cash flows and changes in shareholders’ equity included in the FNB Financial Statements and the Bank Financial Statements fairly presents the results of operations, cash flows and changes in shareholders’ equity, as the case may be, of FNB and the Bank for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnotes), in each case in accordance with GAAP, except as may be noted in those statements.

(b)    FNB maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of FNB and the FNB Subsidiaries. Since January 1, 2015, FNB has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and FNB has not effected any material change in its internal control over financial reporting.

(c)    Since January 1, 2015, neither FNB nor any of the FNB Subsidiaries, nor, to the Knowledge of FNB, any director, officer, or auditor of FNB or any of the FNB Subsidiaries, has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of FNB or any FNB Subsidiary, including any material complaint, allegation, or claim that FNB or any FNB Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by FNB or any FNB Subsidiary or any of their respective officers, directors, employees or agents.

(d)    The books and records of FNB and the FNB Subsidiaries have been accurately maintained in all material respects, and in accordance with business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements.

(e)    Schedule 3.1.4(e) lists all investments (except investments in FNB Subsidiaries and securities issued by a Governmental Authority) owned by FNB, the Bank, or any other FNB Subsidiary as of November 1, 2018. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5    Reports.

(a)    Since January 1, 2015, each of FNB and the Bank has timely filed all reports and statements, together with any required amendments to these reports and statements, that they were required to file with or furnish to (i) the Federal Reserve, (ii) the OCC, and (iii) any other applicable Governmental Authority with regulatory authority over FNB or the Bank and has paid all material fees and assessments due and payable in connection therewith.

(b)    FNB has delivered or otherwise made available to GBCI copies of, and Schedule 3.1.5 contains a complete and accurate list of, all registration statements, offering circulars, private placement memoranda, financial reports, proxy statements or information statements, or similar documents under the Securities Act, the Exchange Act, state “Blue Sky” laws (collectively, the “Securities Laws”), or otherwise, that were filed, used or circulated by it or any FNB Subsidiary from January 1, 2015, through the Execution Date.

(c)    The reports and other documents referred to in the foregoing paragraphs are collectively referred to as the “FNB Reports”. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the FNB Reports, including the related financial statements, exhibits, and schedules, filed, used, or circulated before the Execution Date complied as to form (and each of the FNB Reports filed after the Execution Date, will comply) in all material respects with applicable statutes, rules and regulations as of their respective dates, including all Securities Laws in the case of the FNB Reports described in Section 3.1.5(b), and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither FNB nor any of the FNB Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

3.1.6    Properties.

(a)    FNB or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements and Liens disclosed in the FNB Financial Statements and any other Permitted Exceptions). Schedule 3.1.6(a) contains a true and complete list by address of the Owned Real Estate as of the Execution Date. Neither FNB nor any FNB Subsidiary, except as disclosed in Schedule 3.1.6(a): (i) lease or grant any Person (other than another FNB Subsidiary) the right to use or occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of FNB, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither FNB nor any FNB Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b)    Schedule 3.1.6(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). FNB has delivered to GBCI a true and complete copy of each such Lease. Except as set forth in Schedule 3.1.6(b), with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither FNB nor any FNB Subsidiary nor, to the Knowledge of FNB, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of FNB or any FNB Subsidiary under such Lease; (iii) FNB’s or a FNB Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of FNB, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither FNB nor any FNB Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has FNB or any FNB Subsidiary subleased, licensed, or otherwise granted any Person (other than another FNB Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c)    The Owned Real Estate identified in Schedule 3.1.6(a) and the Leased Real Estate identified in Schedule 3.1.6(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of FNB or any FNB Subsidiary (collectively, the “Real Property”). To the Knowledge of FNB, all buildings and structures on the Real Property and the equipment located thereon are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and in conformance with all ordinances, regulations, zoning, and other Laws.

(d)    FNB has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of FNB or its FNB Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of FNB, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e)    FNB and each FNB Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures, and other tangible personal property and assets owned, leased, or used by FNB or any FNB Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

3.1.7    Environmental Matters.

(a)    For purposes of this Section 3.1.7, the following definitions apply:

(i)    ”Subject Property” with respect to FNB and its FNB Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any of the FNB Subsidiaries is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other Real Property owned by FNB or the Bank as of the Execution Date or during the five years prior to the Execution Date.

(ii)    ”Environmental Laws” means all federal, state and local environmental, health, and safety laws, regulations, orders, authorizations, common law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii)    ”Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b)    FNB, its FNB Subsidiaries, and the Subject Property currently owned, operated or leased are, and to the Knowledge of FNB, FNB, its FNB Subsidiaries and the Subject Property owned, operated, or leased at any time during the past three years have been, in material compliance with all applicable Environmental Laws, and to the Knowledge of FNB, no circumstances exist that would result in a material violation of such Environmental Laws.

(c)    None of the following exists, and to the Knowledge of FNB, no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving FNB, its FNB Subsidiaries, or any Subject Property, relating to:

(i)    an asserted liability of FNB or any FNB Subsidiary, or any prior owner, occupier or user of Subject Property, under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii)    the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii)    the actual or threatened discharge, release, or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv)    personal injuries or damage to the Subject Property related to or arising out of the release, use or disposal of Hazardous Substances.

(d)    Except as disclosed in Schedule 3.1.7, no drums, barrels or storage tanks underground or otherwise are present on the Subject Property currently owned, operated, or leased by FNB or its FNB Subsidiaries, or, if present, none of such vessels is leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, except as permitted by applicable Environmental Laws, neither FNB nor the Bank owns, possesses, or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Property currently owned by FNB or its FNB Subsidiaries is properly contained in compliance with all applicable Environmental Laws, and to the Knowledge of FNB, there is no threat that asbestos or asbestos-containing material will be released into the environment. To the Knowledge of FNB, no Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at, on or from any Subject Property, except in compliance with applicable Environmental Laws.

(e)    No part of the Subject Property has since January 1, 2014, been subject to, or is scheduled for, investigation, monitoring, or other remedial action under any applicable Environmental Law.

(f)    To the Knowledge of FNB, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remedial action under applicable Environmental Laws.

(g)    FNB has made available to GBCI true, correct, and complete copies of all reports or tests with respect to compliance of any Subject Properties with any Environmental Laws or the presence of Hazardous Materials that were prepared by or for FNB or any FNB Subsidiary since January 1, 2006, or prepared for other Persons and are in the possession, custody, or control of FNB or any FNB Subsidiary.

3.1.8    Taxes.

(a)    S-Corporation. Except as disclosed on Schedule 3.1.8(a),

(i)    FNB (and any predecessor of FNB) has been a validly electing and qualifying S-corporation within the meaning of IRC Section 1361 and IRC Section 1362 at all times since January 1, 2003, and shall continue to be a valid S-corporation for U.S. federal Tax purposes up to and including the day before the Effective Date. There have been no events, transactions or activities of FNB or its shareholders which would cause, or would have caused, the status of FNB as an S-corporation to be subject to termination or revocation (whether purposefully or inadvertently) for which the Internal Revenue Service has not granted full and retroactive relief.

(ii)    The Bank is a validly electing and qualifying “qualified subchapter S subsidiary” within the meaning of IRC Section 1361(b)(3)(B) at all times since July 2003, and shall continue to be a valid qualified subchapter S subsidiary for U.S. federal Tax purposes up to and including the day before the Effective Date. There have been no events, transactions or activities of FNB, the Bank, or any other FNB Subsidiary, or any shareholder of FNB, which would cause, or would have caused, the status of a subsidiary as a qualified subchapter S subsidiary to be subject to termination or revocation (whether purposefully or inadvertently) for which the Internal Revenue Service has not granted full and retroactive relief.

(iii)    FNB has no potential liability for any Taxes under IRC Section 1374 and shall not be subject to Taxes under IRC Section 1374 in connection with the transactions contemplated by this Agreement. During the past ten years, FNB has not (A) acquired assets from another corporation in a transaction in which the FNB’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation that is a qualified subchapter S subsidiary.

(b)    Tax Returns and Payment of Taxes. FNB and each FNB Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all income and other material Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. None of FNB or any FNB Subsidiary are currently the beneficiary of any extension of time within which to file any Tax Return. All income and other material Taxes due and owing by FNB or any FNB Subsidiary (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, FNB has made an adequate provision for such Taxes in FNB’s Financial Statements (in accordance with GAAP). The most recent FNB Financial Statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable through the date of such financial statements. None of FNB or any FNB Subsidiary have incurred any liability for Taxes since the date of FNB’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(c)    Availability of Tax Returns. FNB has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of FNB or any of its Subsidiaries for any Tax period ending after January 1, 2015.

(d)    Withholding. FNB and the FNB Subsidiaries have at all times withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(e)    Liens. There are no Liens for Taxes upon the assets of FNB or any FNB Subsidiary other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the FNB Financial Statements.

(f)    Tax Deficiencies and Audits. No deficiency for any amount of Taxes which has been proposed, asserted or assessed in writing by any taxing authority against FNB or any FNB Subsidiary, remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of FNB or any FNB Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any Taxes of FNB or any of its FNB Subsidiaries of which FNB has Knowledge. No issue has been raised in any audits, examinations, or other administrative proceedings which, by application of the same or similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined. Schedule 3.1.8(f) lists all U.S. federal, state, local and non-U.S. income Tax Returns filed with respect to FNB or any FNB Subsidiary for taxable periods ended on or after January 1, 2014, indicates which of those Tax Returns have been audited, and indicates which of those Tax Returns currently are the subject of audit.

(g)    Tax Jurisdictions. No written claim by any taxing authority in a jurisdiction in which neither FNB nor any FNB Subsidiary files or has filed Tax Returns has been received by FNB or any FNB Subsidiary since January 1, 2014, asserting that FNB or any FNB Subsidiary is or may be subject to Tax in that jurisdiction.

(h)    Tax Rulings. Except as disclosed in Schedule 3.1.8(h), none of FNB or any FNB Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(i)    Consolidated Groups, Transferee Liability and Tax Agreements. None of FNB or any FNB Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely FNB and its FNB Subsidiaries), (ii) have any liability for Taxes of any Person (other than FNB or any FNB Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between FNB and/ or any FNB Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(j)    Change in Accounting Method. None of FNB or any FNB Subsidiary have agreed to make, nor are they required to make, any adjustment under IRC Section 481(a) or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise that could require any income inclusion or reduction in any deduction or credit after the Effective Date.

(k)    Post-Closing Tax Items. FNB and the FNB Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the date of Closing, (ii) installment sale or open transaction disposition made on or prior to the date of Closing, (iii) prepaid amount received on or prior to the date of Closing, (iv) election under IRC Section 108(i), (v) inclusion under Code Section 965(a), or (vi) election under Code Section 965(h) or(i).

(l)    Ownership Changes. Without regard to this Agreement, none of FNB or any FNB Subsidiary have undergone an “ownership change” within the meaning of IRC Section 382.

(m)    U.S. Real Property Holding Corporation. None of FNB or any FNB Subsidiary have been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(A).

(n)    IRC Section 355. None of FNB, the Bank, or any other FNB Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(o)    Reportable Transactions. None of FNB, the Bank, or any other FNB Subsidiary have been a party to, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(p)    IRC Section 6662. FNB has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of IRC Section 6662.

(q)    IRC Section 280G. None of FNB or any FNB Subsidiary have made any payments, are obligated to make any payments or are a party to any agreement that could obligate FNB or any FNB Subsidiary to make any payments that are not deductible under IRC Section 280G.

3.1.9    Regulatory Matters.

(a)    Since January 1, 2014, FNB and each FNB Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and FNB has no Knowledge of, nor has it received since January 1, 2016, written notice of, any material defaults or material violations of any applicable Law.

(b)    Except as disclosed in Schedule 3.1.9, none of FNB or any FNB Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, any federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c)    Each of FNB and the FNB Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of FNB, any FNB Subsidiary, or any director, officer, or employee of FNB or any FNB Subsidiary have committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(d)    None of FNB or any FNB Subsidiary, nor, to the Knowledge of FNB, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering law, anti-terrorism law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.1.10    Material Contracts.

(a)    Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, none of FNB or any FNB Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.10(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement that:

(i)    contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner or geographic location of conducting, any line of business of FNB or any FNB Subsidiary;

(ii)    obligates FNB or any FNB Subsidiary to conduct business with any third party on an exclusive or preferential basis;

(iii)    grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or Properties of FNB or any FNB Subsidiary;

(iv)    limits the payment of dividends by FNB or any FNB Subsidiary;

(v)    relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi)    provides for payments to be made by FNB or any FNB Subsidiary upon a change in control thereof;

(vii)    provides for indemnification by FNB or any FNB Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification;

(viii)    is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per annum (other than any such contracts which are terminable on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix)    involves capital expenditures in excess of $50,000 per project or series of related projects, or $100,000 in the aggregate;

(x)    is a contract, agreement or arrangement to which any affiliate, officer, director, employee or consultant of FNB or any FNB Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xi)    would prevent, materially delay or materially impede FNB’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii)    contains a put, call or similar right pursuant to which FNB or any FNB Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or

(xiii)    is otherwise not entered into in the ordinary course of the business of FNB or any FNB Subsidiary or is to be performed after the Execution Date and is material to the operations of FNB or any FNB Subsidiary or to FNB’s financial condition or results of operations on a consolidated basis.

(b)    (i) Each Material Contract is a valid and legally binding agreement of FNB or an FNB Subsidiary, as applicable, and, to the Knowledge of FNB, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity) and is in full force and effect; (ii) FNB or an FNB Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of FNB or an FNB Subsidiary and, to the Knowledge of FNB, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of FNB or an FNB Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.10(b) sets forth a true and complete list of (A) all Material Contracts pursuant to which consents or waivers are or may be required (the “Third Party Consents”) and (B) all notices which are required to be given pursuant to any Material Contract (the “Third Party Notices”), in each case, prior to the performance by FNB of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.11    Compliance. Each of FNB and the FNB Subsidiaries has at all times since January 1, 2015, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies required in order to permit FNB and each FNB Subsidiary to carry on their respective businesses. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of FNB, no suspension or cancellation of any of them is threatened.

3.1.12    Litigation. Except as shown on Schedule 3.1.12, no material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of FNB, the Bank (other than routine foreclosure proceedings), or any other FNB Subsidiary, and there is no pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of FNB, investigation against FNB, the Bank, or any other FNB Subsidiary and, to the Knowledge of FNB, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.13    No Material Adverse Effect. Since December 31, 2017, (a) FNB and the FNB Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition of FNB (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on FNB.

3.1.14    Shareholder List. FNB has provided to GBCI a list of its shareholders as of the most recent practicable date. To FNB’s Knowledge, the shareholder list provided is a true and correct list of the names, addresses and holdings of all record holders of the FNB Stock as of the date thereof.

3.1.15    Asset Classification.

(a)    Schedule 3.1.15 sets forth a list, accurate and complete, as of December 31, 2017, and as of September 30, 2018, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of FNB and the Bank that have been criticized or classified by any internal audit conducted by FNB and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b)    Except as shown in Schedule 3.1.15, no amounts of the Bank’s loans, extensions of credit or other assets that have been classified or criticized by any representative of any Governmental Authority as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2017, or as of September 30, 2018, as the case may be, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by FNB or the Bank before the Execution Date.

3.1.16    Insurance. FNB and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.16 lists all insurance policies maintained by FNB and the FNB Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.17    Labor Matters.

(a)    Neither FNB nor any FNB Subsidiary is a party to, or are bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither FNB nor any FNB Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving FNB or any FNB Subsidiary is pending or, to the Knowledge of FNB, threatened. FNB has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b)    FNB has made available to GBCI all personnel manuals, handbooks, or material policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on Schedule 3.1.17. Each of FNB and its FNB Subsidiaries is and, since January 1, 2015, has been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. No Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to FNB or any FNB Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). FNB has provided to GBCI a true and complete list of all independent contractors and consultants to FNB or an FNB Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.18    Employee Benefits.

(a)    For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by FNB, the Bank, their ERISA Affiliates, or any other FNB Subsidiary, as the case may be. FNB, the Bank, and their ERISA Affiliates and the other FNB Subsidiaries’ are not now nor have ever been a contributing employer to, or sponsor of, a multiemployer plan within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(b)    Schedule 3.1.18 sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentives, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded that is or has been sponsored, maintained, contributed to, or required to be contributed to, by FNB, its ERISA Affiliates, or any FNB Subsidiary for the benefit of any employees or former employees of FNB, its ERISA Affiliates, or any FNB Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between FNB, its ERISA Affiliates, or any FNB Subsidiary and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board

Statement No. 106 relating to such Compensation Plans), including Plans and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each Plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(c)    All of the Compensation Plans have been maintained, and are in compliance (both in form and operation) with any applicable laws, including ERISA. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service upon which FNB may rely, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of FNB, nothing has occurred since the date of such letter that could adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements and have been submitted to the Internal Revenue Service for a favorable determination letter within the latest applicable remedial amendment period. No litigation, audit, or investigation relating to its Plans is pending or, to the Knowledge of FNB, threatened. There has been no non-exempt prohibited transaction, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither FNB nor its ERISA Affiliates or FNB Subsidiaries has engaged in such non-exempt prohibited transactions with respect to any plan.

(d)    All contributions required to be made under the terms of any Plans have been timely made and have been reflected in the FNB Financial Statements. Neither FNB nor its ERISA Affiliates or FNB Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. Neither any Pension Plan nor any single-employer plan of any ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. None of FNB or any FNB Subsidiary, nor any of FNB’s ERISA Affiliates have provided, or are required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307, or 4204.

(e)    Except as disclosed in Schedule 3.1.18 and, except as required by IRC Section 4980B, none of FNB, its ERISA Affiliates, or any FNB Subsidiary have any obligations for retiree health or life benefits.

(f)    No provision of the documents governing any Plan contains restrictions on the rights of FNB, its ERISA Affiliates, or any FNB Subsidiary to amend or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits.

(g)    Except as disclosed in Schedule 3.1.18, the Transactions will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b), or any payment that will not be fully deductible by GBCI. All payments set forth in Schedule 3.1.18 have been properly accrued in accordance with GAAP.

(h)    Except as disclosed in Schedule 3.1.18, none of FNB, its ERISA Affiliates, or any FNB Subsidiary maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(i)    All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan. The requirements of COBRA have been met with respect to each applicable Plan.

(j)    Each Compensation Plan that is subject to IRC Section 409A has been operated in compliance with, and is in documentary compliance with, such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.19    Requited Vote; Takeover Laws.

(a)    The affirmative vote of the holders of a majority of the outstanding shares of FNB Stock entitled to vote is necessary to approve this Agreement and the Merger on behalf of FNB. No other vote of the shareholders of FNB is required by law, FNB’s articles of incorporation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b)    FNB and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transaction are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover Laws of the State of Utah (“Takeover Laws”). FNB and the Bank have taken all action required to be taken in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the articles of incorporation and bylaws of FNB and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). FNB has no shareholder rights plan, “poison pill,” or similar plan.

3.1.20    Fairness Opinion. Prior to the execution of this Agreement, FNB has received an opinion (which if initially rendered verbally, has been or will be confirmed by a written opinion as of the same date) from Sandler O’Neill & Partners, L.P., to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of FNB Common Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded and continues in effect as of the date of this Agreement.

3.1.21    Broker’s or Finder’s Fees. Except for the fees of Sandler O’Neill to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of FNB or any FNB Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.22    Completeness of Representations. No representation or warranty made by or with respect to FNB or any FNB Subsidiary in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by GBCI or Glacier Bank of the business and affairs of FNB, the Bank, or any other FNB Subsidiary will affect or be deemed to modify or waive any representation, warranty, or covenant in this Agreement.

3.2    Representations and Warranties of GBCI and Glacier Bank. Except as disclosed in a Schedule to this Agreement, each of GBCI and Glacier Bank represents and warrants to FNB and the Bank that:

3.2.1    Organization and Good Standing. GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2    Corporate Authority. Its execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and its consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (a) a breach or violation of, or a default under, its articles of incorporation or bylaws; (b) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “GBCI Contracts”), other than any breach, violation, default, acceleration, or creation of a Lien that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI; (c) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (d) any change in the rights or obligations of any party under any of the GBCI Contracts. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

3.2.3    Capital Stock. The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 117,187,500 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and as of December 31, 2018, a total of 84,521,692 of GBCI Common Stock were issued and outstanding, all of which were validly issued and are fully paid and nonassessable. As of such date, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as are or will be disclosed in the GBCI Reports.

3.2.4    Reports and Financial Statements.

(a)    Filing of Reports. Since January 1, 2015, GBCI and each of its Subsidiaries has filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Reports”), that they were required to file with (i) the SEC, (ii) the Federal Reserve, (iii) the FDIC, and (iv) any other applicable federal or state banking, insurance, securities, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b)    Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the GBCI Reports, including the related financial statements, exhibits, and Schedules, filed, used, or circulated before the Execution Date complied (and each of the GBCI Reports filed after the Execution Date, will comply) in all material respects with applicable statutes, rules and regulations as of their respective dates, including Securities Laws, and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)    Financial Statements. Each of GBCI’s balance sheets included in the GBCI Financial Statements have been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5    Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay any Cash Consideration, any cash payable in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of common stock authorized and available to issue the GBCI Shares.

3.2.6    Regulatory Matters. Neither GBCI nor any of its Subsidiaries is, to the Knowledge of GBCI, in material default or violation of any applicable Laws (including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the

Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans). Neither GBCI nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, any Governmental Authority, nor has it been advised by such Governmental Authority that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7    Litigation. Except as disclosed in GBCI’s Reports, no material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, investigation, or proceeding against GBCI or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Merger.

3.2.8    No Material Adverse Effect. Since December 31, 2017, (a) GBCI and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (b) there has not been any change in the financial condition of GBCI (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on GBCI.

3.2.9    Completeness of Representations. No representation or warranty made by or with respect to GBCI or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading. No investigation by FNB of the business and affairs of GBCI and Glacier Bank will affect or be deemed to modify or waive any representation, warranty, or covenant in this Agreement.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1    Conduct of FNB’s and the Bank’s Businesses Prior to Closing. FNB and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1    Availability of Books, Records and Properties.

(a)    Upon reasonable prior written notice to FNB, subject to applicable Law, the books, records, Properties, contracts, and documents of FNB, the Bank, and each other FNB Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. FNB and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI.

(b)    Upon prior written reasonable request by GBCI, FNB and the Bank will request that any third parties involved in the preparation or review of the FNB Financial Statements or Subsequent FNB Financial Statements, or in the calculation of the FNB Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2    Ordinary and Usual Course. Without prior written consent of GBCI (which consent shall not be unreasonably withheld, conditioned, or delayed under subparagraphs (e), (k), and (l) below), subject to applicable Law and except as required by the FDIC, the OCC, or the Federal Reserve (so long as GBCI receives prior written notice of such required action) or specifically contemplated by this Agreement, FNB and the Bank will conduct their respective business only in the ordinary and usual course and will not do, and FNB will not permit any other FNB Subsidiary to do, any of the following:

(a)    issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional FNB Securities or FNB Subsidiary Securities;

(b)    directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any FNB Securities or FNB Subsidiary Securities (other than repurchases in the ordinary course of business to satisfy obligations under a Plan);

(c)    other than (i) as permitted by this Agreement or (ii) as otherwise consistent with past practices with respect to timing and amounts, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to FNB Stock;

(d)    solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds and Federal Home Loan Bank borrowings);

(e)    offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $500,000 without prior consultation with GBCI; for which GBCI will at all times make appropriate personnel reasonably available and approval for such loan or extension of credit will be deemed provided if GBCI has not responded to the Bank’s request within three Business Days after GBCI’s receipt of a complete loan package concerning the loan or extension of credit at issue;

(f)    make any negative provisions to the Bank’s ALLL or fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(g)    amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

(h)    implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(i)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required (i) by GAAP, (ii) for Tax purposes, (iii) by Law, or (iv) to take advantage of any beneficial Tax or accounting methods;

(j)    enter into, amend, renew, or terminate any contracts calling for a payment by any of them of more than $50,000 (including without limitation real property leases,data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (i) entered into in the ordinary course of business, consistent with past practices, and (ii) providing for not less (in the case of loans) or materially more (in the case of deposits) than prevailing market rates of interest;

(k)    acquire, sell, transfer, assign, encumber or otherwise dispose of any material assets having a value greater than $100,000;

(l)    acquire an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $400,000) or leasehold interest in any real property other than the Real Property and in the case of any acquisition of an ownership interest (whether or not less than $400,000), no such ownership shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(m)    (i) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $75,000 or (ii) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(n)    other than in accordance with binding commitments existing on the Execution Date, make any capital expenditures in excess of $50,000 per project or series of related projects or $100,000 in the aggregate;

(o)    enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transaction; or

(p)    take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Merger or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3    FNB and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, FNB or the Bank, as applicable, shall:

(a)    Take all action necessary to satisfy any contractual notice or similar requirements under, and use their respective commercially reasonable efforts to obtain any consents required by, the Material Contracts arising from the Transactions, or that will arise out of completion of the Transactions.

(b)    Except as otherwise provided in this Agreement, (i) terminate or suspend by all necessary and appropriate actions of the boards of directors of FNB and the Bank, as applicable, such Compensation Plans maintained by FNB, the Bank, or any other FNB Subsidiary as may be requested by GBCI in connection with the Closing (after satisfaction or waiver of all Closing conditions), and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Plans to cease as of the Effective Time and shall cause the cancellation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, FNB and the Bank shall, prior to the date of calculation of FNB Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, true-up, deficiency, or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transaction. All resolutions, notices, or other documents issued, adopted or executed by FNB or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld or delayed.

(c)    Take such corporate or other actions as may be reasonably requested by GBCI in connection with the termination (if the FNB 401(k) Plan is not deemed eligible to be merged with GBCI’s 401(k) Plan as contemplated by the next sentence) or merger of the FNB 401(k) Plan into GBCI’s plan. In the event that GBCI, acting in its sole discretion, determines that it will effect a merger of the FNB 401(k) Plan into its plan, GBCI and FNB shall each take all reasonable action necessary to prepare for the merger of, and merge, the FNB 401(k) Plan with GBCI’s 401(k) Plan as soon as is administratively possible, assuming the FNB 401(k) Plan is deemed eligible to be merged, or to otherwise permit current Employees who continue employment with GBCI or any of its Subsidiaries after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, inclusive of loans) in cash or notes (in the case of loans) in an amount equal to the full account balance distributed to any such continuing Employee from the FNB 401(k) Plan to GBCI’s 401(k) Plan.

(d)    Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.

(e)    Take such corporate or other actions as may be required or appropriate to terminate the FNB Shareholders Agreement or otherwise ensure that such agreement is not applicable to the Transactions.

(f)    Cooperate with—and support using commercially reasonable efforts—Glacier Bank in its efforts to secure employment or similar agreements with key Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key Employees may agree.

(g)    Take such corporate or other actions as may be requested by GBCI to terminate FNB’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

4.1.4    Maintenance of Properties. FNB and the Bank will in all material respects maintain their respective Properties and equipment (and related insurance or its equivalent) in accordance with good business practice, normal wear and tear excepted.

4.1.5    Preservation of Business Organization. Each of FNB and the Bank will use its commercially reasonable efforts to: (a) preserve its respective business organization; (b) retain the services of management and current Employees; and (c) preserve the goodwill of suppliers, customers and others with whom FNB and the Bank have business relations.

4.1.6    Senior Management. Except as otherwise provided in this Agreement and excluding resignations, without prior consultation with GBCI, FNB and the Bank will not make any change with respect to present management personnel having the rank of senior vice-president or higher.

4.1.7    Compensation. FNB and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by FNB, the Bank, or any other FNB Subsidiary to any of its directors, officers, employees, agents or consultants other than normal increases in compensation in accordance with FNB’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases. Without the prior written approval of GBCI, FNB, the Bank, and each other FNB Subsidiary will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.8    Updates of Financial Statements. FNB will deliver to GBCI Subsequent Bank Financial Statements (a) for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end and (b) for the fiscal year ended December 31, 2018, within 90 days after the end of the fiscal year. The Subsequent FNB Financial Statements: (w) will be prepared from the books and records of FNB and the Bank; (x) will present fairly the financial position and operating results of FNB and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.5) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and (z) will reflect all liabilities, of FNB and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or (ii) not significant in amount. All contingent liabilities known to FNB that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent FNB Financial Statements will be disclosed in writing to GBCI.

4.1.9    Update Schedules. From the Execution Date until Closing, FNB will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of FNB or the Bank to enable such Schedules to remain accurate and complete in all material respects. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of FNB’s representations or warranties contained in this Agreement, except as agreed to in writing by the parties.

4.1.10    Acquisition Proposal. FNB and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. FNB agrees that neither it nor any of its Subsidiaries will, and FNB will direct and use its best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of FNB) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event FNB receives an unsolicited bona fide Acquisition Proposal and the board of directors of FNB determines prior to approval of this Agreement and the Merger by FNB’s shareholders, in good faith, that (a) such proposal constitutes a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, or provide confidential information or data to, a Person in connection with such Acquisition Proposal, FNB may do so to the extent required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, FNB and such Person shall have executed a confidentiality agreement on terms at least as favorable to FNB as those contained in its confidentiality agreement with GBCI. FNB will further notify GBCI in writing immediately (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with FNB, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received. FNB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.10.

4.1.11    Status of Title. FNB will use its commercially reasonable efforts to provide GBCI, no later than 30 days after the Execution Date, title commitments for the Owned Real Estate issued by title insurance companies reasonably satisfactory to GBCI (the ”Title Companies”), the cost of which shall be paid by FNB. These title commitments must show the current status of title to the Owned Real Estate. Within 30 days after the date on which FNB delivers all of the title commitments to GBCI for its review, GBCI will inform FNB in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title commitments (“Objection Notice”). If GBCI provides an Objection Notice, GBCI will be deemed to have waived any exceptions or objections to title with respect to which it has not timely provided an Objection Notice. FNB will, within 20 days of the date on which it receives the written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove, cure, or endorse over at or prior to Closing (the “Response Notice”). If no Response Notice is given within such period, FNB will be deemed to have agreed to remove, cure, or endorse over any of the matters set forth in the Objection Notice. FNB will not, in any event, be obligated to seek removal, cure of, or endorsement over exceptions that are (a) non-monetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate as bank branch locations or as otherwise used by FNB or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in Schedule 3.1.6(a) or in the FNB Financial Statements, or (c) matters that GBCI has not taken objection to in the Objection Notice (such title exceptions, together, “Permitted Exceptions”). FNB will in good faith use commercially reasonable efforts to remove, cure, or endorse over any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure. At Closing, if requested by GBCI, FNB will cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties constituting Owned Real Estate, in an amount commensurate with the value of each such Property as agreed upon by GBCI and FNB, dated as of the Effective Date, insuring fee title in GBCI or such subsidiary of GBCI, as so designated by GBCI, and that each such Property is unencumbered by any Liens, other than the Permitted Exceptions.

4.1.12    Directors’ and Officers’ Liability. Before the Effective Date, FNB will notify its directors’ and officers’ liability insurers of the Transactions and of all pending or, to the Knowledge of FNB, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to FNB, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13    Review of Loans. FNB and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ALLL and to establish appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.15.

4.1.14    Continuing Representation and Warranties. Neither FNB nor any of its Subsidiaries will do or cause to be done anything that would cause any representation or warranty made by it in this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by GBCI.

4.2    Registration Statement; FNB Shareholders Meeting.

4.2.1    Preparation of Registration Statement.

(a)    GBCI will use its commercially reasonable efforts to prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC within 45 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (the “Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to FNB’s shareholders.

(b)    The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their commercially reasonable efforts to obtain the clearance of the SEC, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c)    Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the FNB Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of FNB relating to FNB and the Bank, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d)    GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. FNB will pay all fees and costs associated with its review and preparation of the Registration

Statement and the Prospectus/Proxy Statement, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses. FNB will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement, with all such costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2    Submission to Shareholders. FNB will promptly take the actions necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “FNB Meeting”). The FNB Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to FNB’s shareholders without objection by applicable Governmental Authorities. The board of directors of FNB has adopted a resolution recommending approval of this Agreement by FNB’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, FNB receives a Superior Proposal and the board of directors of FNB determines, in good faith and after consultation with independent legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify, or qualify such recommendation. FNB shall use its commercially reasonable efforts to obtain from the shareholders of FNB approval of this Agreement in accordance with Utah law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Merger. FNB shall adjourn or postpone the FNB Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of FNB Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such FNB Meeting, (a) FNB has not received proxies representing a sufficient number of shares necessary to obtain the required approval by FNB’s shareholders and such approval remains possible to obtain and (b) the shareholders of FNB have authorized by the requisite vote under Utah law the adjournment pursuant to the Prospectus/Proxy Statement.

4.3    Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances, and orders of Governmental Entities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the Transaction. GBCI will provide copies of all non-confidential portions of such applications for review by FNB prior to their submission to the applicable Governmental Authorities. GBCI will use its commercially reasonable efforts to make all such applications, notices, petitions and filings relating to the Requisite Regulatory Approvals within 45 days of the Execution Date. These applications are expected to include: (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from, or application to be filed with, the Federal Reserve with respect to the Merger, and a notice to be provided to the OCC; (b) an application to the Commissioner of the Montana Division and related filings regarding the Transactions; and (c) filings and coordination with the offices of the Secretary of

State of Montana and the Utah Division of Corporations, with respect to the Merger and the Bank Merger. FNB and the Bank will cooperate and use commercially reasonable efforts to prepare all documentation, timely effect all filings and obtain, and to assist GBCI in obtaining, all Requisite Regulatory Approvals. FNB and the Bank shall fully cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, FNB, or the Bank to any third party or Governmental Authority in connection with the Transaction.

4.4    Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Merger will occur upon, and be determined by, the mutual consent of FNB and GBCI.

4.5    Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or FNB and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6    Further Actions. The parties to this Agreement will use their commercially reasonable efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.7    Transition. During the period from the Execution Date to the Effective Time, FNB and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of their ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, FNB, and the Bank shall also meet as requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither FNB nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless FNB and the Bank otherwise agree, no conversion shall take place prior to the Effective Time; provided, however, no such request by or behalf of GBCI or Glacier Bank shall interfere materially with the performance of duties by any employee of FNB or the Bank.

4.8    Notice. GBCI and FNB will each provide the other with prompt written notice of: (a) Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to it; or (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to it. In addition, FNB shall promptly advise GBCI orally and in writing of any shareholder litigation or community-based protests against FNB or its directors relating to this Agreement or the Transactions and shall keep GBCI fully informed regarding any such shareholder litigation or protests, including providing all relevant documentation reasonably requested. No settlement shall be agreed to without GBCI’s prior written consent. In addition, FNB will notify GBCI in the event it or any FNB Subsidiary acquires a fee ownership or leasehold interest in any real property, as specified in Section  4.1.2.

4.9    Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other, or certify as to their destruction, at the recipient’s option, all confidential documents obtained from them, provided that each party may retain one copy of such confidential documents for evidentiary purposes; and (ii) not use or disclose any nonpublic information obtained under or in connection with this Agreement or in connection with the Transaction.

4.10    Listing. GBCI shall cause to be filed with the Nasdaq Stock Market such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.11    Blue Sky Filings. GBCI will use its reasonable best efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities laws or “Blue Sky” permits and approvals.

4.12    Tax Matters.

4.12.1    Tax Treatment. Neither GBCI and its Subsidiaries nor FNB and the Bank will take or cause to be taken any action that would or could reasonably be expected to prevent the Transactions from qualifying as a reorganization under IRC Section 368(a), other than treating any cash paid, whether for fractional shares, Dissenting Shares, or otherwise, as taxable.

4.12.2    Maintenance of S-corporation Status. Neither FNB nor any of its Subsidiaries will (a) revoke FNB’s election to be taxed as an S-corporation within the meaning of IRC Section 1361 and IRC Section 1362 or (b) revoke the Bank’s or each other FNB Subsidiaries’ status as a “qualified subchapter S subsidiary” within the meaning of IRC Section 1361(b)(3)(B), and neither GBCI nor any of its Subsidiaries will take any action after the Effective Time to retroactively revoke such election. Other than the Transaction, neither FNB nor any of its Subsidiaries will take any action or allow any action that (x) would cause FNB to no longer be treated as an S-corporation within the meaning of IRC Section 1361 and IRC Section 1362 or (y) would cause the Bank or any other FNB Subsidiary to no longer be treated as a “qualified subchapter S subsidiary” within the meaning of IRC Section 1361(b)(3)(B).

4.12.3    Tax Returns.

(a)    During the period from the date of this Agreement to the Effective Time, FNB and each of its Subsidiaries will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed during such period (each, a “Post-Signing Return”) by each such entity, and will timely pay all Taxes that are due and payable during such period with respect to any such Post-Signing Return. The Post-Signing Returns shall include all returns and related reporting required for the tax year ending December 31, 2018 (which returns shall be completed and filed by April 30, 2019), and all such Post-Signing Returns filed by FNB and its Subsidiaries will be true, correct, and complete in all material respects and, except as otherwise required by Law, shall be prepared on a basis consistent with the past practice of FNB. FNB will provide copies of any Post-Signing Return to GBCI at least 20 days prior to the date on which such return will be filed for reasonable review and comment by GBCI, and if reasonably desired by GBCI, consultation with GBCI.

(b)    GBCI will engage FNB’s independent accountants to prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed by FNB or any of its Subsidiaries due after the Effective Time but related to the period prior to the Effective Date. All such Tax Returns will, except as otherwise required by Law or as recommended by the independent accountant, be prepared on a basis consistent with the past practices of FNB.

4.13    FNB Closing Capital. No earlier than the 15th Business Day prior to the parties’ agreed-upon anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 10th Business Day before the Anticipated Closing Date (which will be not earlier than April 9th nor later than April 16th, in the event the Closing Date is April 30, 2019), FNB shall calculate in good faith and provide to GBCI the estimated FNB Capital as of the Anticipated Closing Date and shall provide GBCI with a copy of the proposed Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated FNB Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated FNB Capital. GBCI shall review such materials and, within three Business Days following receipt thereof, notify FNB as to whether GBCI accepts or disputes the amount of the estimated FNB Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and FNB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and FNB the resolution of such disputed matters and the effect of such determinations on the calculation of the FNB Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and FNB mutually agree upon a different amount. The FNB Capital estimated as of Closing, as determined and agreed upon in writing by GBCI and FNB in accordance with this Section 4.13, is the “FNB Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.13 and Section 4.14 below shall be shared equally by GBCI, on the one hand, and FNB, on the other hand, and FNB’s portion shall be an expense in the calculation of the FNB Closing Capital.

4.14    Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 10th Business Day before such Closing, FNB shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit A detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within three Business Days following receipt thereof, notify FNB as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and FNB are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.13. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and FNB in accordance with this Section 4.14, are the “Final Transaction Related Expenses.”

4.15    Payment of Dividend; Adjustment to Consideration. If the FNB Closing Capital exceeds the Closing Capital Requirement (i.e. the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including, without limitation in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), FNB may, upon prior written notice to GBCI and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in the amount equal to the positive Closing Capital Differential. If the FNB Closing Capital is less than the Closing Capital Requirement after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), the Total Stock Consideration shall be reduced by the Stock Consideration Adjustment Amount.

4.16    Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger on April 30, 2019; and in any case, as soon as reasonably practicable thereafter, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing.

4.17    GBCI Common Stock Issuable in Merger. The shares of GBCI Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.18    FNB Trust Preferred Securities. FNB will cooperate with GBCI to effect the assumption of the FNB Trust Preferred Securities by GBCI, subject to and contingent upon the occurrence of the Closing, and to the extent permitted by the terms of the governing indentures, and FNB and GBCI will each execute any and all instruments and agreements as may reasonably be requested in order to effect such assumption.

4.19    Advisory Board. As promptly as practicable following the Effective Date, Glacier Bank shall establish an advisory board for the Division (the “Advisory Board”) to be comprised initially of three or more individuals who had served on the board of directors of FNB or the Bank as of the Effective Date. The Advisory Board shall be operated in a manner consistent with Glacier Bank’s other division boards, and its function shall be, among other things, to advise and provide support to Glacier Bank with respect to the Division and its market area, deposit retention, lending activities and customer relationships.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1    Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Entities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the commercially reasonable opinion of GBCI, would deprive GBCI of the economic or business benefits of the Transactions.

5.2    Conditions to Obligations of GBCI. All obligations of GBCI pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1    Representations and Warranties. The representations and warranties of FNB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing (other than the representations and warranties contained in the first sentence of Section 3.1.1 and in Sections 3.1.2(a), 3.1.3(a), 3.1.3(b), 3.1.19 and 3.1.21, which will be true and correct in all respects at Closing), and the representations and warranties of FNB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). FNB and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of FNB and the Bank and dated as of Closing.

5.2.2    Compliance. FNB will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. FNB and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of FNB and dated as of Closing.

5.2.3    Continued Effectiveness of Agreements.

(a)    Agreements entered into as described in Recital E shall continue in full force and effect.

(b)    The individuals listed on Schedule 5.2.3(b) shall have entered into agreements with GBCI or Glacier Bank as described in Recital F and such agreements shall continue in full force and effect.

5.2.4    Closing Capital and Financial Statements. FNB will have delivered to GBCI the financial information set forth in Section 4.13, and the parties will have agreed upon the amount of FNB Closing Capital pursuant to the terms of Section 4.13.

5.2.5    Transaction Related Expenses. FNB will have delivered to GBCI the information set forth in Section 4.14, and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.14.

5.2.6    Dissenting Shares. Proposed Dissenting Shares must not represent more than 10 percent of the outstanding shares of FNB Stock.

5.2.7    No Material Adverse Effect. Since September 30, 2018, (a) there will have been no material damage, destruction, or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to FNB or (b) the commencement of any proceeding against FNB or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to FNB.

5.2.8    No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger.

5.2.9    Tax Opinion. GBCI will have obtained from Garlington, Lohn & Robinson, PLLP, and delivered to FNB, an opinion addressed to FNB and GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, each of the Merger and the Bank Merger will be a reorganization within the meaning of IRC Section 368(a).

5.2.10    Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of FNB and the Bank; (b) FNB, as sole shareholder of the Bank; and (c) the shareholders of FNB.

5.2.11    Resignation of Directors. The directors of FNB and the Bank will have tendered their written resignations from the respective board of directors, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.12    Fairness Opinion. FNB will have received the Fairness Option, and such Fairness Opinion shall not have been modified or withdrawn.

5.2.13    Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3    Conditions to Obligations of FNB. All obligations of FNB pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1    Representations and Warranties. The representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are not qualified as to materiality will be true and correct in all material respects at Closing (other than the representations and warranties contained in Sections 3.2.1 and 3.2.2(a), which will be true and correct in all respects at Closing), and the representations and warranties of GBCI and Glacier Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement that are qualified as to materiality will be true and correct at Closing, all with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to FNB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.2    Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to FNB a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3    No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4    No Material Adverse Effect. Since September 30, 2018, (a) there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to GBCI, or (b) the commencement of any proceeding against GBCI or any of its Subsidiaries that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to GBCI.

5.3.5    Corporate Action. Each of (a) the board of directors of GBCI and Glacier Bank, and (b) GBCI, as the sole shareholder of Glacier Bank will have approved the Merger or the Bank Merger, as applicable.

5.3.6    Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.13, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.7    Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.8    Approval of FNB Shareholders. The shareholders of FNB will have approved this Agreement and the Merger by the requisite vote under Utah law and FNB’s Articles of Incorporation and Bylaws, as applicable.

5.3.9    Tax Opinion. The tax opinion specified in Section 5.2.9 shall have been delivered to FNB.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1    Director and Voting Agreements. As a condition to the execution of this Agreement, the directors and executive officers of FNB have entered into the written agreements described in Recital E on or before the Execution Date.

6.2    Employee Benefit Issues.

6.2.1    Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time. Such retained Employees will be eligible to participate in all of the benefit plans of GBCI that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2    Treatment of Past Service. For purposes of such participation, current Employees’ prior service with FNB and/or the Bank will constitute prior service with GBCI or Glacier Bank for purposes of determining eligibility and vesting (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3    No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.4    Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.18 or otherwise and (b) are not offered a position by GBCI or retained by Glacier Bank following the Closing will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with FNB and the Bank, at the expense of GBCI.

6.3    Indemnification of Directors and Executive Officers. For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of FNB and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that FNB and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable law, including federal banking law, and under their respective articles of incorporation or bylaws in effect on the Execution Date provided, however that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses to the indemnified parties to the fullest extent that such indemnified parties would be entitled under FNB’s bylaws and such advancement is not in violation of or inconsistent with any insurance policies acquired under the last sentence of this Section 6.3. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under FNB’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director. For a period of six years after the Effective Date, GBCI will use commercially reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by GBCI with respect to claims arising from facts or events that occurred before the Effective Time. Prior to the Effective Time and in lieu of the foregoing, GBCI will use commercially reasonable efforts to purchase, and FNB will cooperate in its efforts to purchase, a tail policy for directors’ and officers’ liability insurance providing coverage substantially as described in the prior sentence and fully pay for such policy prior to the Effective Time, with all such costs to be included as and in the calculation of Transaction Related Expenses.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1    Termination by Reason of Lapse of Time. If Closing does not occur on or before September 30, 2019 (the “Outside Date”), either GBCI or FNB may terminate this Agreement and the Merger if both of the following conditions are satisfied:

7.1.1    the terminating party’s board of directors decides to terminate by a majority vote of all of its members; and

7.1.2    the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before November 30, 2019, if GBCI notifies FNB in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that, the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2    Termination Due to GBCI Average Closing Price Greater Than $46.63.

7.2.1    GBCI’s Right to Terminate. By specific action of its board of directors but subject to Section 7.2.2, GBCI may terminate this Agreement by written notice sent to FNB on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $46.63. Prior to a termination pursuant to this Section 7.2.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split, or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.2.2    FNB’s Right to Adjust Consideration. If GBCI provides written notice to FNB in accordance with Section 7.2.1, then within three Business Days following FNB’s receipt of such notice, FNB may elect by written notice to GBCI to accept an adjustment to the Total Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Stock Consideration shall be the number of GBCI Shares equal to the quotient obtained by dividing (a) the product of (i) the value of the Total Pre-Collar-Adjusted GBCI Shares multiplied by (ii) $46.63 (i.e., the upper limit GBCI Average Closing Price prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date) by (b) the GBCI Average Closing Price rounded up to the nearest whole share. If FNB makes such election to accept a decrease in the number of GBCI Shares to be issued as the Total Stock Consideration, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration has been adjusted).

7.3    Termination Due to GBCI Average Closing Price Less Than $34.47.

7.3.1    FNB’s Rights to Terminate. By specific action of its board of directors but subject to Section 7.3.2, FNB may terminate this Agreement by written notice sent to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is (a)(i) less than $34.47 and (ii) the price of GBCI Common Stock has, during the period from October 23, 2018, through the Determination Date, underperformed the KBW Regional Banking Index by more than 10 percentage points (i.e. in the event the price of GBCI Common Stock has declined by 16.0 percent, then the KBW Regional Banking Index has declined by less than 6.0 percent), or (b) less than $32.44. Prior to a termination pursuant to this Section 7.3.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.3.2    GBCI’s Right to Adjust Consideration. If FNB provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to FNB to:

(a)    In the event of a termination pursuant to Section 7.3.1(a), adjust the Total Stock Consideration through the issuance of additional GBCI Shares or, in GBCI’s sole and absolute discretion, payment of Cash Consideration, or a combination thereof, such that the total value of the GBCI Shares to be issued in the Merger (based on the GBCI Average Closing Price rounded up to the nearest whole share), plus any Cash Consideration, is equal to the product of (i) the value of the Total Pre-Collar-Adjusted GBCI Shares multiplied by (ii) $34.47 (i.e., the intermediate lower limit GBCI Average Closing Price prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date)); or

(b)    In the event of a termination pursuant to Section 7.3.1(b) adjust the Total Stock Consideration through the issuance of additional GBCI Shares or, in GBCI’s sole and absolute discretion, payment of Cash Consideration, or a combination thereof, such that the total value of the GBCI Shares to be issued in the Merger (based on the GBCI Average Closing Price rounded up to the nearest whole share), plus any Cash Consideration, is equal to the product of (i) the value of the Total Pre-Collar-Adjusted GBCI Shares multiplied by (ii) $32.44 (i.e., the lower limit GBCI Average Closing Price prior to taking into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date).

(c)    For purposes of this Section 7.3:

“Cash Consideration” shall mean the total cash consideration to be paid to holders of shares of FNB Stock as consideration for the Merger under this Section 7.3.2.

“Total Pre-Collar-Adjusted GBCI Shares” means 2,046,411 shares of GBCI Common Stock minus the Stock Consideration Adjustment Amount, if any, which is the number of shares of GBCI Common Stock to be issued to holders of the FNB Stock in the Merger prior to any adjustments pursuant to this Section 7.3.2.

7.3.3    Effect of GBCI Election. If GBCI makes an election to increase the Total Stock Consideration or pay Cash Consideration (or a combination thereof) pursuant to Section 7.3.2, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Total Stock Consideration or Cash Consideration has been adjusted).

7.4    Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by FNB’s shareholders, unless otherwise provided) by FNB (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1    Mutual Consent. By mutual consent of FNB and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2    No Regulatory Approvals. By FNB or GBCI, if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval or a Requisite Regulatory Approval is conditioned on a substantial deviation from the Merger; provided, however, that either party will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made, either party will have 60 days to prosecute diligently and overturn such denial and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.4.3    Breach of Representation. By FNB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by FNB) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.4.4    Breach of Covenant. By FNB or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the covenants or agreements set forth in this Agreement that are not qualified as to materiality or a breach of any of the covenants or agreements set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period.

7.4.5    Failure to Recommend or Obtain Shareholder Approval. By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if (a) FNB’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or (b) FNB’s shareholders elect not to approve the Merger.

7.4.6    Dissenting Shares. By GBCI, if holders of 10 percent or more of the outstanding shares of FNB Stock are Proposed Dissenting Shares.

7.4.7    Superior Proposal—Termination by FNB. By the board of directors of FNB upon written notice to GBCI if such board of directors has in good faith determined that an Acquisition Proposal received by FNB constitutes a Superior Proposal; provided, however, that FNB may not terminate this Agreement pursuant to this Section 7.4.7 unless (a) it has not breached Sections 4.1.10 or Section 4.2.2, (b) immediately following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least five days’ prior written notice advising GBCI that the board of directors of FNB is prepared to accept the Superior Proposal and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with GBCI in good faith with respect to such terms) in such a manner as would enable the members of FNB’s board of directors to proceed with the Merger in accordance with their fiduciary duties, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.8    Superior Proposal—Termination by GBCI. By GBCI upon written notice to FNB if an Acquisition Event will have occurred.

7.5    Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a), Section 7.4.7, or Section 7.4.8, then FNB will immediately pay to GBCI $3,200,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.5(b), or by GBCI pursuant to Section 7.4.4 for breach of either Section 4.1.10 or Section 4.2.2, and within 18 months after such termination, FNB or the Bank enters into an agreement for, or publicly announces an intention to engage in, an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then FNB will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.6    Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article 7, except as provided in Section 7.5, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.4.3 or Section 7.4.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that the agreements contained in Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. Any amount payable by FNB pursuant to Section 7.5 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that FNB fails to pay the Break-Up Fee when due, then (a) FNB shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) FNB shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent.

ARTICLE 8

MISCELLANEOUS

8.1    Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler, President and CEO Email: rchesler@glacierbancorp.com

with a copy to:	Miller Nash Graham & Dunn LLP
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128
Attn:    Stephen M. Klein, P.C.
            David G. Post, P.C.
Email: steve.klein@millernash.com
david.post@millernash.com

FNB and the Bank:	FNB Bancorp 12 South Main Layton, Utah 84041 Attn: K. John Jones, President and CEO Email: john@fnbutah.com

with a copy to:	Sheppard Mullin Richter & Hampton LLP 650 Town Center Drive, 4th Floor Costa Mesa, California 92626-1993 Attn: Joshua A. Dean, Esq. Email: JDean@sheppardmullin.com or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2    Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1    any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2    compliance with any of the covenants of any other party; and

8.2.3    any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3    Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections or Schedules are references to the Recitals, Sections, Subsections, and Schedules of and to this Agreement unless expressly stated otherwise.

8.4    Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.9 (Confidentiality), Section 7.5 (Break-Up Fee), Section 7.6 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination, and neither GBCI nor FNB or the Bank shall be relieved of any liability or damages arising out of its knowing or willful breach of any provision of this Agreement; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification of Directors and Executive Officers), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, FNB, nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements, or covenants.

8.5    Attorneys’ Fees and Costs. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6    Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within ten days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7    Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Montana, except to the extent that federal law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court.

8.8    Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9    No Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity.

ARTICLE 9

AMENDMENTS

Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the FNB Meeting; provided, however, that after approval by FNB’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of FNB without the further approval of such shareholders. All amendments, modifications, extensions, and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[Remainder of page intentionally left blank.]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

FNB BANCORP

By:	/s/ K. John Jones
K. John Jones, President and CEO

THE FIRST NATIONAL BANK OF LAYTON

By:	/s/ K. John Jones
K. John Jones, President and CEO

EXHIBIT A

Form of Transaction-Related Expenses Calculation

Transaction-Related Expenses	Estimated* (January 2019)	Final* (As of Closing)
Employee Related
Change-in-Control Cost

Tail Coverage Insurance**

Professional Expenses
Investment banking—Advisory

Investment banking—Fairness Opinion

Legal

Accounting***

Other

SUBTOTAL (Employee and Professional)

Integration/Operations
Data Processing—Termination and Deconversion Fee

Other IT/Systems Termination Cost

SUBTOTAL (IT Contracts)

TOTAL

As provided in the Plan and Agreement of Merger, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, any negative differential between the Maximum Transaction Expense Amount and the Final Transaction Related Expenses will be subtracted from FNB Capital on an after tax basis (applying an effective tax rate of 25.35 percent to the extent a particular item is deductible under applicable Tax laws) for purposes of determining both FNB Closing Capital and the Closing Capital Differential (regardless of whether such amounts are required to be expensed in accordance with GAAP). For the avoidence of doubt, no adjustments will be made to FNB Capital for purposes of calculating FNB Closing Capital in the event the Closing Capital Differential is a positive number.

*	Figures provided are prior to giving effect to taxes.
**	To include estimated costs of D&O and other insurance tail coverages.
***	To include estimated costs of final stub 2019 informational tax return and related reporting.

APPENDIX B

Utah Code

Title 16 – Corporations

Chapter 10a – Utah Revised Business Corporation Act

PART 13. DISSENTERS’ RIGHTS

Sections 1301 through 1331

Effective 5/13/2014

16-10a-1301. Definitions.

For purposes of Part 13, Dissenters’ Rights:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

(4) “Fair value” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the statutory rate set forth in Section 15-1-1, compounded annually.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in Section 16-10a-723.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

16-10a-1302. Right to dissent.

(1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

(a) consummation of a plan of merger to which the corporation is a party if:

(i) shareholder approval is required for the merger by Section 16-10a-1103 or the articles of incorporation; or

(ii) the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

(b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

(d) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

(2) A shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

(3) Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection (4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

(a) the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders’ meeting at which the corporate action is submitted to a vote;

(b) the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

(c) the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(4) The limitation set forth in Subsection (3) does not apply if the shareholder will receive for his shares, pursuant to the corporate action, anything except:

(a) shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b) shares of a corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

(c) cash in lieu of fractional shares; or

(d) any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

(5) A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to him or to the corporation.

16-10a-1303. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if the shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states the dissent and the name and address of each person on whose behalf dissenters’ rights are being asserted. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the other shares held of record by him were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) the beneficial shareholder causes the corporation to receive the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) the beneficial shareholder dissents with respect to all shares of which he is the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each beneficial shareholder shall certify to the corporation that both he and the record shareholders of all shares owned beneficially by him have asserted, or will timely assert, dissenters’ rights as to all the shares unlimited on the ability to exercise dissenters’ rights. The certification requirement shall be stated in the dissenters’ notice given pursuant to Section 16-10a-1322.

16-10a-1320. Notice of dissenters’ rights.

(1) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice shall be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this part. The notice shall be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders’ meeting for which the notice was to have been given.

(2) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, any written or oral solicitation of a shareholder to execute a written consent to the action contemplated by Section 16-10a-704 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters’ rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders’ meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

16-10a-1321. Demand for payment — Eligibility and notice of intent.

(1) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) shall cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

(b) may not vote any of his shares in favor of the proposed action.

(2) If a proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to Section 16-10a-704, a shareholder who wishes to assert dissenters’ rights may not execute a writing consenting to the proposed corporate action.

(3) In order to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder shall have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is approved by the shareholders, if shareholder approval is required, or as of the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(4) A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

16-10a-1322. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares under this part.

(2) The dissenters’ notice required by Subsection (1) shall be sent no later than 10 days after the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302, and shall:

(a) state that the corporate action was authorized and the effective date or proposed effective date of the corporate action;

(b) state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares shall be deposited;

(c) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d) supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

(e) set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters’ notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters’ notice required by Subsection (1) is given;

(f) state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

(g) be accompanied by a copy of this part.

16-10a-1323. Procedure to demand payment.

(1) A shareholder who is given a dissenters’ notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters’ rights shall, in accordance with the terms of the dissenters’ notice:

(a) cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

(b) deposit certificates for his certificated shares in accordance with the terms of the dissenters’ notice; and

(c) if required by the corporation in the dissenters’ notice described in Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters’ rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under Section 16-10a-1302.

(2) A shareholder who demands payment in accordance with Subsection (1) retains all rights of a shareholder except the right to transfer the shares until the effective date of the proposed corporate action giving rise to the exercise of dissenters’ rights and has only the right to receive payment for the shares after the effective date of the corporate action.

(3) A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters’ notice, is not entitled to payment for shares under this part.

16-10a-1324. Uncertificated shares.

(1) Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under Section 16-10a-1326.

(2) In all other respects, the provisions of Section 16-10a-1323 apply to shareholders who own uncertificated shares.

16-10a-1325. Payment.

(1) Except as provided in Section 16-10a-1327, upon the later of the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to Section 16-10a-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenter’s shares, plus interest to each dissenter who has complied with Section 16-10a-1323, and who meets the requirements of Section 16-10a-1321, and who has not yet received payment.

(2) Each payment made pursuant to Subsection (1) shall be accompanied by:

(a) (i) (A) the corporation’s balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment;

(B) an income statement for that year;

(C) a statement of changes in shareholders’ equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and

(D) the latest available interim financial statements, if any;

(ii) the balance sheet and statements referred to in Subsection (2)(a)(i) shall be audited if the corporation customarily provides audited financial statements to shareholders;

(b) a statement of the corporation’s estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

(c) a statement of the dissenter’s right to demand payment under Section 16-10a-1328; and

(d) a copy of this part.

16-10a-1326. Failure to take action.

(1) If the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302 does not occur within 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, the corporation shall return all deposited certificates and release the transfer restrictions imposed on uncertificated shares, and all shareholders who submitted a demand for payment pursuant to Section 16-10a-1323 shall thereafter have all rights of a shareholder as if no demand for payment had been made.

(2) If the effective date of the corporate action creating dissenters’ rights under Section 16-10a-1302 occurs more than 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, then the corporation shall send a new dissenters’ notice, as provided in Section 16-10a-1322, and the provisions of Sections 16-10a-1323 through 16-10a-1328 shall again be applicable.

16-10a-1327. Special provisions relating to shares acquired after announcement of proposed corporate action.

(1) A corporation may, with the dissenters’ notice given pursuant to Section 16-10a-1322, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under Section 16-10a-1302 and state that a shareholder who asserts dissenters’ rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters’ rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters’ rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a-1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of his demand.

(2) An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325(2).

16-10a-1328. Procedure for shareholder dissatisfied with payment or offer.

(1) A dissenter who has not accepted an offer made by a corporation under Section 16-10a-1327 may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

(a) the dissenter believes that the amount paid under Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

(b) the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

(c) the corporation, having failed to take the proposed corporate action creating dissenters’ rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.

(2) A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection (1) within 30 days after the corporation made or offered payment for his shares.

16-10a-1330. Judicial appraisal of shares — Court action.

(1) If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall commence a proceeding within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, and petition the court to determine the fair value of the shares and the amount of interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unresolved the amount demanded.

(2) The corporation shall commence the proceeding described in Subsection (1) in the district court of the county in this state where the corporation’s principal office, or if it has no principal office in this state, Salt Lake County. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with, or whose shares were acquired by, the foreign corporation was located, or, if the domestic corporation did not have its principal office in this state at the time of the transaction, in Salt Lake County.

(3) The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the proceeding commenced under Subsection (2) as an action against their shares. All such dissenters who are named as parties shall be served with a copy of the petition. Service on each dissenter may be by registered or certified mail to the address stated in his payment demand made pursuant to Section 16-10a-1328. If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to Section 16-10a-1323. If no address is stated in the payment demand, service may be made at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares. Service may also be made otherwise as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under Subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding commenced under Subsection (2) is entitled to judgment:

(a) for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

(b) for the fair value, plus interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

16-10a-1331. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

(b) against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix C

January 15, 2019

Board of Directors

FNB Bancorp

12 South Main Street

Layton, UT 84041

Ladies and Gentlemen:

FNB Bancorp (“FNB”), The First National Bank of Layton (the “Bank”), Glacier Bancorp, Inc. (“GBCI”) and Glacier Bank (“Glacier Bank”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which, on the Effective Date, (1) FNB will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and (2) immediately thereafter, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI. Pursuant to the terms and conditions of the Agreement, each share of FNB Stock issued and outstanding as of the Effective Time, except for certain shares of FNB Stock as specified in the Agreement, will be converted into and represent the right to receive from GBCI (i) a number of shares of GBCI Common Stock determined by dividing (a) the Total Stock Consideration, by (b) the number of shares of FNB Stock outstanding on the Effective Date, rounded to the nearest thousandth, plus (ii) the additional Per Share Cash Consideration as set forth in the Agreement, if any (together, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of FNB Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 14, 2019; (ii) certain publicly available financial statements and other historical financial information of FNB and the Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of GBCI and Glacier Bank that we deemed relevant; (iv) internal net income projections for FNB for the years ending December 31, 2018 through December 31, 2020 with an annual net income growth rate for

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the years thereafter, as provided by the senior management of FNB, as well as estimated dividends per share for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of FNB; (v) publicly available consensus analyst earnings per share estimates for GBCI for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of GBCI; (vi) the pro forma financial impact of the Merger on GBCI based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of GBCI; (vii) the publicly reported historical price and trading activity for GBCI Common Stock, including a comparison of certain stock market information for GBCI Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for FNB and GBCI with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the banking industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the management of FNB and its representatives the business, financial condition, results of operations and prospects of FNB and held similar discussions with certain members of the management of GBCI and its representatives regarding the business, financial condition, results of operations and prospects of GBCI.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by FNB or GBCI or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of FNB and GBCI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FNB or GBCI or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of FNB or GBCI. We did not make an independent evaluation of the adequacy of the allowance for loan losses of FNB or GBCI, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to FNB or GBCI. We have assumed, with your consent, that the respective allowances for loan losses for both FNB and GBCI are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal net income projections for FNB for the years ending December 31, 2018 through December 31, 2020 with an annual net income growth rate for the years thereafter, as provided by the senior management of FNB, as well as estimated dividends per share for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of FNB. In addition, Sandler O’Neill used publicly available consensus analyst earnings per share estimates for GBCI for the years ending December 31, 2018 through December 31, 2020, as well as a long-term earnings per share growth rate for the years thereafter and dividend payout ratio for the years ending December 31, 2019 through December 31, 2022, as directed by the senior management of GBCI. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of GBCI. With respect to the foregoing information, the respective senior managements of FNB and GBCI confirmed to us that such information reflected (or, in the case of the publicly available consensus analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of FNB and GBCI, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of FNB or GBCI since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that FNB and GBCI will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on FNB, GBCI, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that FNB has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of GBCI Common Stock at any time or what the value of GBCI Common Stock will be once it is actually received by the holders of FNB Stock.

We have acted as FNB’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. FNB has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof we have not provided any other investment banking services to FNB, nor has Sandler O’Neill provided any investment banking services to GBCI in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to FNB, GBCI and their respective affiliates. We may also actively trade the equity and debt securities of GBCI and its affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of FNB in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of FNB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of FNB Stock and does not address the underlying business decision of FNB to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for FNB or the effect of any other transaction in which FNB might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of FNB or GBCI, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion may not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of FNB Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

Item 21. Exhibits and Financial Statement Schedules

(a)    The exhibits are listed below under the caption “Exhibit Index.”

(b)    Financial Statement Schedules. None.

Item 22. Undertakings

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)    Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

2	Plan and Agreement of Merger dated as of January 16, 2019, by and among Glacier Bancorp, Inc., Glacier Bank, FNB Bancorp and The First National Bank of Layton (included as Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Amended and Restated Articles of Incorporation of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.i included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

3.2	Amended and Restated Bylaws of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.ii included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

5*	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C. regarding legality of securities.

8*	Opinion of Miller Nash Graham & Dunn LLP regarding certain federal income tax matters.

10.1*	Form of Director and Executive Officer Voting Agreement.

10.2*	Form of Director Non-Competition Agreement.

23.1*	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2*	Consent of BKD, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3*	Consent of Miller Nash Graham & Dunn LLP (contained in its opinion filed as Exhibit 8).

24*	Power of Attorney (contained on the signature page of the registration statement).

99.1*	Form of proxy to be mailed to shareholders of FNB Bancorp.

99.2	Consent of Sandler O’Neill & Partners, L.P., financial advisor to FNB Bancorp.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on March 13, 2019.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Randall M. Chesler Randall M. Chesler	President and Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2019

/s/ Ron J. Copher Ron J. Copher	Executive Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 13, 2019

* Dallas I. Herron	Chairman of the Board and Director	March 13, 2019

* David C. Boyles	Director	March 13, 2019

* Sherry L. Cladouhos	Director	March 13, 2019

Signature	Title	Date

* James M. English	Director	March 13, 2019

* Annie M. Goodwin	Director	March 13, 2019

* Craig A. Langel	Director	March 13, 2019

* Douglas J. McBride	Director	March 13, 2019

John W. Murdoch	Director

Mark J. Semmens	Director

* George R. Sutton	Director	March 13, 2019

*By:	/s/ Randall M. Chesler
Randall M. Chesler, Attorney-in-fact